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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, Co. Wicklow

Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TRINITY BIOTECH PLC

6-K Items

Item 1. Press Release dated June 27, 2006

Item 2. Sale and Purchase Agreement among bioMerieux, Inc., Trinity Biotech Manufacturing Limited and Trinity Biotech plc (as Guarantor), dated May 24, 2006

Item 3. Amendment Number One to Sale and Purchase Agreement among bioMerieux, Inc., Trinity Biotech Manufacturing Limited and Trinity Biotech plc (as Guarantor), dated June 22, 2006

Item 1. Press Release dated June 27, 2006

Contact:	Trinity Biotech plc Brendan Farrell (353) -1-2769800

Trinity Biotech Completes Acquisition of Coagulation Product Line of bioMérieux

Trinity Biotech plc (NasdaqNM: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced that it has completed the acquisition of the Coagulation product line of bioMérieux for a total consideration of up to $51.9m. The bioMérieux Coagulation product line comprises a comprehensive portfolio of diagnostic tests manufactured primarily in Durham, North Carolina, and a complete range of automated instruments primarily manufactured in St Louis.

Trinity has paid $40m on closing and will pay a maximum of $6.4m after 12 months and a maximum of a further $5.5m after 24 months. Of these combined deferred payments, an amount of $5.5m is contingent on the achievement of certain milestones for the product line during the remainder of 2006. The transaction is being funded from a combination of cash and bank debt.

The worldwide Coagulation testing market is valued at $600m and is growing at 5% per annum. Every hospital needs to undertake Coagulation testing resulting in more than 25,000 clinical laboratories performing Coagulation testing globally. Following the merger of Trinity’s existing Biopool and Amax Coagulation product lines with the bioMérieux product line it is estimated that Trinity’s share of the worldwide Coagulation market will be 13%.

The bioMérieux product portfolio comprises a range of automated instruments including the MDA, MTX and Thrombolyzer which are comparable with various instruments within the Trinity Destiny instrument range. bioMérieux has a strong global position in the Coagulation market. In particular bioMérieux is strong in the U.S., UK and Germany where Trinity sells directly and this will result in considerable synergies in that Trinity will incur modest incremental sales and marketing costs.

As part of the transition, Trinity will transfer production of the diagnostic tests and instruments from bioMérieux’s facilities in North Carolina to Dublin and from St Louis to Jamestown, New York, respectively. During this transition process Trinity will combine the best of the bioMérieux, Biopool and Amax instrument and reagent product ranges with a view to creating a best in class instrument and reagent platform for the combined customer base. In this context, Trinity will be discontinuing various existing Coagulation products and this will result in a once-off write-off of inventory in the amount of $5.8 million.

Ronan O’Caoimh, CEO, said: “This acquisition is our largest to date and will, we believe, be transformational for Trinity. We currently have a 5% Coagulation market share. This acquisition will significantly increase our installed base of instruments to 3,000 putting us in 4th place worldwide with a market share of 13%. The combination of the existing and the acquired business gives us a full range of state of the art instruments for every size of hospital, with an excellent range of both routine and specialty diagnostic tests to accompany them. Given this combination and the scale achieved through the increased customer base, we are confident of increasing our market share aggressively in the future.”

Ronan O’Caoimh further stated: “The transfer of reagent manufacturing from bioMérieux’s plant in the U.S. to our existing reagent plant in Dublin will give rise to significant manufacturing efficiencies. Similarly, and more significantly, as the bioMérieux Coagulation revenues are concentrated in the U.S., Germany and the U.K., we will benefit from considerable and immediate synergies in these markets, given that we have existing salesforces in place. Despite the fact that there will be substantial costs incurred during the next 18 months on the technology transfer from the U.S. to Ireland, we expect the acquisition to be immediately earnings accretive and in 2007 it should add approximately $40m to our revenue and increase our operating profit by between $5m and $6m.”

About Trinity Biotech

Trinity Biotech develops, acquires, manufactures and markets over 500 diagnostic products for the point-of-care and clinical laboratory segments of the diagnostic market. The broad line of test kits are used to detect infectious diseases, sexually transmitted diseases, blood coagulation disorders, and autoimmune diseases. Trinity Biotech sells worldwide in over 80 countries through its own sales force and a network of international distributors and strategic partners. For further information please see the Company’s website: www.trinitybiotech.com.

Forward-Looking Statements

Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.

Item 2.

EXECUTION COPY

SALE AND PURCHASE AGREEMENT

between

BIOMERIEUX, INC.,

and

TRINITY BIOTECH MANUFACTURING LIMITED

and

TRINITY BIOTECH, PLC (AS GUARANTOR)

Dated May 24, 2006

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SCHEDULES

Schedule 1.1A	Assumed Vendor Agreements

Schedule 1.1B	Assumed License Agreements

Schedule 1.1C	Customer Agreements

Schedule 1.1D	Current Products

Schedule 1.1E	Fixed Assets

Schedule 1.1F	Value of Non-US Assets

Schedule 1.1G	Patents

Schedule 1.1H	Purchased Inventory Principles

Schedule 1.1I	Purchasing Affiliates

Schedule 1.1J	Remote Fixed Assets

Schedule 1.1K	Selling Affiliates

Schedule 1.1L	Trademarks

Schedule 1.1M	German Employees

Schedule 1.1N	UK Employees

Schedule 1.1O	US Employees

Schedule 1.1P	Wave Form Technology

Schedule 4.1(d)	Title to Property

Schedule 4.1(e)(i)	Known Infringements

Schedule 4.1(e)(ii)	IP Actions Within 60 Days of Closing

Schedule 4.1(e)(iii)	Licenses In/Licenses Out

Schedule 4.1(f)	Assumed Contracts; Consents

Schedule 4.1(g)	Litigation

Schedule 4.1(l)	Suppliers

Schedule 4.1(n)	Product Liability

Schedule 4.1(o)	Compliance with Laws; Permits and Licenses

Schedule 4.1(p)	Sales Revenues and Standard Costs

Schedule 5.6	Certain Matters Related to Consents

Schedule 6.2(d)	Required Consents

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EXHIBITS

Exhibit A	Bank Letter

Exhibit B	Local Deed

Exhibit C	Promissory Note

Exhibit D	Transition Services Agreement

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SALE AND PURCHASE AGREEMENT

The undersigned:

1.	bioMerieux, Inc., a Missouri corporation, with its primary office at 100 Rodolphe Street, Durham, NC 27712 (“BMX”);
2.	Trinity Biotech Manufacturing Limited, a Republic of Ireland corporation, with its registered office at Southern Cross Road, Bray, Co. Wicklow, Ireland (“Purchaser Parent”);

and

3.	Trinity Biotech plc, a Republic of Ireland Corporation, with its registered office at Southern Cross Road, Bray, Co. Wicklow, Ireland (“Guarantor”);

each a “Party” and together, the “Parties”.

Whereas, BMX and the Selling Affiliates (as defined below) (collectively, “Sellers”) are in the business of offering instruments, reagents and controls used in measuring blood clotting ability in patients either undergoing surgery, receiving anti-clotting medication or with clotting disorders (the “Coagulation Product Line”).

Whereas, each Seller desires to sell to the Purchaser Parent and the Purchasing Affiliates (as defined below)(collectively, “Purchasers”) certain of its respective assets, rights and properties related to the Coagulation Product Line and transfer to Purchasers certain of its respective liabilities with respect to the Coagulation Product Line, and to enter into certain other related transactions with Purchasers, and Purchasers desire to make such purchase and assumption, and to enter into such other transactions, all upon the terms and conditions set forth hereinafter.

Whereas, Guarantor desires to guaranty the obligations of the Purchaser Parent hereunder.

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Now therefore, the Parties hereto, intending to be legally bound, agree as follows:

Article 1.
DEFINITIONS

1.1	For the purposes of this Agreement, the following terms shall have the respective meanings assigned to them below:

“2006 Revenues”: the aggregate of the Pre-Closing 2006 Revenues and the Post-Closing 2006 Revenues;

“Additional German Employees”: has the meaning set forth in Section 8B.12;

“Affiliate”: with respect to any Party, any entity directly or indirectly controlling, controlled by or under common control with such Party, where “control” shall mean the ownership of more than fifty percent (50%) of the shares or voting rights of the controlled entity;

“Agreed DBO”: has the meaning set forth in Section 8B.9(ii)(a);

“Agreement”: this Sale and Purchase Agreement and all of its Schedules and Exhibits;

“Ancillary Agreements”: the Transition Services Agreement, the Promissory Note, each Local Deed and any other agreement or document delivered by any Party or any of their respective Affiliates at the Closing (or, pursuant to Section 3.7, after the Closing);

“Assumed Contracts”: collectively (a) all vendor agreements of Sellers exclusively related to the Coagulation Product Line, including the vendor agreements set forth on Schedule 1.1A, (b) all license, royalty and development agreements of Sellers exclusively related to the Coagulation Product Line, including the license, royalty and development agreements set forth on Schedule 1.1B, and (c) all customer contracts (including (i) all leasing, reagent, reagent rental, instrument and service agreements, (ii) all agreements related to Capitalized Instruments (if any) and (iii) all open purchase orders existing as of the Closing) of Sellers) exclusively related to the Coagulation Product Line, including the customer contracts set forth on Schedule 1.1C (it being understood that Sellers shall provide Schedule 1.1C to Purchasers within fifteen days of the date hereof);

“Assumed Liabilities”: has the meaning set forth in Section 2.4;

“Bank Letter”: the letter from the Purchaser Parent’s bank, in form and substance reasonably satisfactory to BMX, attached hereto as Exhibit A attesting that the Purchaser Parent has sufficient cash on hand or available borrowing capacity to pay the Purchase Price;

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“BGB”: has the meaning set forth in Section 8B.1;

“BMX Germany”: has the meaning set forth in Section 8B.2;

“BMX Germany’s Assumptions”: has the meaning set forth in Section 8B.9(ii)(a);

“Capitalized Instruments”: Products owned by a Seller (including demos, training equipment and testing instruments but not including finished goods Inventory), whether placed with or leased to customers or located at a facility owned or leased by a Seller;

“Capitalized Instruments Schedule”: has the meaning set forth in Section 3.4(e);

“Cash”: cash on hand, in banks and in zero based cash pools, and cash equivalents, including any securities bought for the purpose of investing excess liquidity, and cash invested in liquid instruments such as cash deposits and short term loans;

“Closing”: the consummation of the transactions contemplated in this Agreement, as described in Article 3 hereof;

“Closing Amount”: an amount equal to (a) $40,000,000, plus (b) the Remote Fixed Asset Amount in the event that the Purchaser Parent exercises the Remote Fixed Assets Option, minus (c) the Non-US Purchase Price, minus (d) 33% of the US Prepaid Amount;

“Closing Date”: date of the Closing of the transactions contemplated hereby as mutually agreed by BMX and the Purchaser Parent in accordance with the provisions of Section 3.1;

“Coagulation Product Line”: has the meaning set forth in the Recitals to this Agreement;

“Code”: the Internal Revenue Code of 1986, as amended;

“Contingent Payment Acceleration Event”: the sale, lease, license or other transfer, in one or a series of related transactions, of all or a majority of the Purchased Assets or the Coagulation Product Line, excluding sales of Products in the ordinary course of business;

“Contingent Payments”: has the meaning set forth in Section 2A.2;

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“Current Products”: the current products of the Coagulation Product Line as set forth on Schedule 1.1D hereto;

“DBO”: has the meaning set forth in Section 8B.9;

“Deferred Payments”: has the meaning set forth in Section 2A.1;

“Durham Facility”: the facility of BMX located at 100 Rodolphe Street, Durham, North Carolina 27712;

“Effective Date”: the effective date of this Agreement, being the date first written above;

“Employee Liability Information”: has the meaning set out in Regulation 11(2) of the UK Regulations;

“Excluded Assets”: has the meaning set forth in Section 2.3;

“Excluded UK Employee”: Cliff Liddle;

“FDA”: has the meaning set forth in Section 4.1(o)(ii);

“First Deferred Payment”: has the meaning set forth in Section 2A.1;

“Fixed Asset Amount”: subject to Section 7.9, the aggregate net book value of the Fixed Assets as reflected on the books and records of Sellers as of the one-year anniversary of the Closing;

“Fixed Assets”: all of the fixed assets owned by Sellers that (a) are located at either the Durham Facility or the St. Louis Facility, (b) are exclusively related to the Coagulation Product Line and (c) can be reasonably and practicably relocated, which such fixed assets are set forth on Schedule 1.1E hereto (which Schedule shall be updated as of the Closing to reflect the net book value of each Fixed Asset as set forth on the books and records of Sellers as of the Closing and as of the one-year anniversary of the Closing);

“Former Products”: all of the products that were at any time sold by a Seller in connection with the Coagulation Product Line, excluding any Current Products;

“German Employees”: those employees of Sellers in Germany identified on Schedule 1.1M;

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“German Purchaser”: has the meaning set forth in Section 8B.2;

“German Purchaser’s Assumptions”: has the meaning set forth in Section 8B.9(ii)(a);

“German Transferred Employees”: has the meaning set forth in Section 8B.2;

“Guarantor”: has the meaning set forth in the Preamble to this Agreement;

“Information and Know How”: all information owned by Sellers and exclusively related to the Coagulation Product Line, including formulae, trade secrets, “know-how” manufacturing and test processes, raw material supplier lists and pricing history, protocols, specifications, production data and plans, records and documents relating to research and development for any Products;

“Inventory”: all spare parts, raw materials, work-in-progress and finished goods (other than Capitalized Instruments) owned by Sellers and exclusively related to the Coagulation Product Line;

“Knowledge”: (a) with respect to BMX means the actual knowledge of any officer of BMX and (b) with respect to Sellers means the actual knowledge of any Seller;

“Legal Prohibition”: has the meaning set forth in Section 6.1(a);

“Liens”: any liens, mortgages, charges, security interests, encumbrances and similar restrictions;

“Local Deed”: a deed with respect to the transfer of the non-US Assets and the non-US Assumed Liabilities from the applicable Selling Affiliate to the applicable Purchasing Affiliate in substantially the form of Exhibit B hereto, as such form may be modified in a manner mutually agreeable to BMX and the Purchaser Parent;

“Material Adverse Effect”: an effect on the business, results of operations or financial condition of the Coagulation Product Line as a whole which, when viewed on both a short-term and a long-term basis, is material and adverse, excluding effects directly or indirectly resulting from (a) matters generally affecting the economy of the United States of America and/or any country in which Current Products are sold, (b) general industry developments, (c) military action or any act of terrorism, (d) the disclosure of the transactions contemplated by this Agreement or (e) changes in law;

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“Non-US Assets”: the Purchased Assets located outside of the United States that are being transferred by a Selling Affiliate to a Purchasing Affiliate pursuant to a Local Deed;

“Non-US Assumed Liabilities”: the Assumed Liabilities associated with the operation of the Coagulation Product Line outside of the United States that are being transferred by a Selling Affiliate to a Purchasing Affiliate pursuant to a Local Deed;

“Non-US Prepaid Amount”: the Prepaid Amount attributable to any Selling Affiliate;

“Non-US Purchase Price”: the aggregate amount being paid by the Purchasing Affiliates for the Non-US Assets (a) as determined in accordance with the Non-US Valuation Formula and (b) as set forth in Schedule 1.1F (it being understood that Schedule 1.1F shall (i) be delivered at the Closing and (ii) be adjusted subsequent to the Closing in accordance with Section 2A.3);

“Non-US Valuation Formula”: for each Selling Affiliate, the aggregate of (a) the net book value of the Purchased Inventory being sold by such Selling Affiliate, plus (b) the net book value of the installed base associated with such Selling Affiliate, plus (c) the value of goodwill associated with such Selling Affiliate (which, for these purposes, is equal to 20% of the gross 2005 revenues for such Selling Affiliate), minus (d) the Non-US Prepaid Amount, if any, attributable to such Selling Affiliate, in each case as set forth on the books and records of Sellers;

“Patents”: all patents and patent applications owned by Sellers and set forth on Schedule 1.1G hereto;

“Past Service Pension Obligations”: has the meaning set forth in Section 8B.9;

“Person”: any individual, corporation, partnership, joint venture, limited liability company, trust or unincorporated organization or government or any agency or political subdivision thereof;

“Plans”: has the meaning set forth in Section 8B.5;

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“Post-Closing 2006 Revenues”: the gross revenues of the Coagulation Product Line with respect to the portion of 2006 after the Closing Date, as calculated in a manner consistent with Sellers’ past practices (which are in accordance with International Financial Reporting Standards) and in accordance with the following principles: (a) Sellers’ average currency exchange rate for calendar year 2005 for each applicable country shall be the currency exchange rate used to calculate the Post-Closing 2006 Revenues for such country, (b) the revenues generated from sales of Products by a distributor of Purchasers in any country where, prior to the Closing, Sellers made such sale directly (and not through a distributor) shall be calculated using Sellers’ average selling price for such Products as of the Closing (as provided by Sellers to Purchasers in writing as of the close of business on the business day prior to the Closing) for purposes of determining the Post-Closing 2006 Revenues and (c) revenues generated from sales of products by Purchasers that are substitutes for Current Products manufactured as of the Closing shall be counted for purposes of determining Post-Closing 2006 Revenues;

“Post-Closing Contract Obligations”: all obligations arising after the Closing under any Assumed Contract, but not including any claim, action or proceeding (and the related expense) which arises after the Closing but is based on conduct of Sellers prior to the Closing;

“Post-Closing Product Liabilities”: all liabilities arising out of Current Products that are sold by or on behalf of Purchasers after the Closing other than (a) liabilities arising out of Current Products that Purchasers purchase hereunder as part of the Purchased Inventory that are the result of (i) Sellers’ negligence in the manufacturing of such Current Products, (ii) Sellers’ breach of warranty with respect to such Current Products (except to the extent such liabilities are Warranty and Service Obligations) or (iii) the failure of reagents included in Current Products or the Remaining Inventory delivered in accordance with Section 3.6 to conform with their specifications (it being understood and agreed that Sellers’ liability to Purchasers related to any of the matters referred to in the foregoing clauses (ii) and (iii) shall be solely limited to the cost of repairing or replacing the Current Product in question) and (b) liabilities arising out of Current Products that Purchasers purchase from Sellers under the Transition Services Agreement which are the responsibility of Sellers pursuant to the terms of the Transition Services Agreement;

“Pre-Closing 2006 Revenues”: the gross revenues of the Coagulation Product Line with respect to the portion of 2006 up to and including the Closing Date, as calculated in a manner consistent with Sellers’ past practices;

“Prepaid Amount”: the aggregate amount of the unused portions of any prepaid service contracts included in the Assumed Contracts, which amount shall be (a) determined based on the unamortized value (using straight-line amortization) remaining under such contracts as reflected on Sellers’ books and (b) provided in writing by BMX to the Purchaser Parent as of the close of business on the business day prior to the Closing;

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“Prepaid RM Inventory:” an Inventory of raw materials and work-in-progress (excluding sub-instrument assemblies) with a value of $2,200,000 (as determined in accordance with the principles set forth on Schedule 1.1H), which Prepaid RM Inventory shall be transferred by Sellers to Purchasers in accordance with Section 3.6(c);

“Prepaid SP Inventory”: an Inventory of spare parts with a value of $2,000,000 (as determined in accordance with the principles set forth on Schedule 1.1H), which Prepaid SP Inventory shall be transferred by Sellers to Purchasers in accordance with Section 3.6(c);

“Products”: collectively, Current Products and Former Products;

“Promissory Note”: the promissory note to be delivered by the Purchaser Parent and Guarantor at the Closing in the form of Exhibit C attached hereto;

“Purchase Price”: the sum of the US Purchase Price and the Non-US Purchase Price;

“Purchased Assets”: has the meaning set forth in Section 2.2;

“Purchased Fixed Asset Option”: has the meaning set forth in Section 2.2(c);

“Purchased Fixed Assets”: the Fixed Assets and Remote Fixed Assets that are purchased by Purchasers pursuant to the Purchased Fixed Assets Option and the Remote Fixed Assets Option;

“Purchased Inventory”: the sub-assemblies and finished goods selected by the Purchaser Parent as of the close of business on the business day prior to the Closing (it being understood that (a) the Purchased Inventory shall be valued at Sellers’ group standard cost, (b) in no event shall the value of the Purchased Inventory plus the aggregate of the value of the Prepaid RM Inventory and the Prepaid SP Inventory exceed the Purchased Inventory Cap and (c) in determining the sub-assemblies and finished goods that will make up the Purchased Inventory, the Purchaser Parent shall adhere to the principles set forth in Schedule 1.1H);

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“Purchased Inventory Cap”: $14,000,000, as such amount is determined based on the standard cost of Inventory as reflected on Sellers’ books (it being understood that for purposes of valuing Inventory to determine the Purchased Inventory Cap, Inventory purchased from third party suppliers as a replacement for Sellers’ Inventory shall be valued at Sellers’ standard cost of production for the equivalent products in Sellers’ range);

“Purchaser Parent”: has the meaning set forth in the Preamble to this Agreement;

“Purchasers”: has the meaning set forth in the Recitals to this Agreement;

“Purchasers’ Coagulation Business”: has the meaning set forth in Section 7.6(a);

“Purchasing Affiliates”: the Affiliates of the Purchaser Parent identified on Schedule 1.1I hereto;

“Regulatory Approvals”: all existing product licenses, approvals, registrations and clearances related exclusively to the Current Products issued to any Seller by any Regulatory Authority, including any technical files supporting FDA, CE marking and Japanese MOH approvals related exclusively to the Current Products, and all pending applications therefor;

“Remaining RM Inventory”: has the meaning set forth in Section 3.6(c);

“Regulatory Authority”: any agency of a national government, its subdivisions or a supranational authority;

“Replacement Fixed Asset”: has the meaning set forth in Section 7.9;

“Remote Fixed Assets”: all injection moulding tools and other machinery and equipment owned by Sellers that are (a) located at a facility of a subcontractor of the Coagulation Product Line and (b) exclusively related to the Coagulation Product Line, which such remote fixed assets are set forth on Schedule 1.1J hereto (which Schedule shall be updated as of the close of business on the business day prior to the Closing to reflect the net book value of each Remote Fixed Asset as of the Closing);

“Remote Fixed Asset Amount”: the aggregate net book value of the Remote Fixed Assets as reflected on the books and records of Sellers as of the Closing;

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“Remote Fixed Assets Option” has the meaning set forth in Section 2.2(d);

“Revenue Statement”: has the meaning set forth in Section 2A.2;

“Second Deferred Payment”: has the meaning set forth in Section 2A.1;

“Selected SP Inventory”: has the meaning set forth in Section 3.6(c);

“Sellers”: has the meaning set forth in the Recitals to this Agreement;

“Selling Affiliates”: the Affiliates of BMX identified on Schedule 1.1K hereto;

“St. Louis Facility”: the facility of BMX located at 595 Anglum Road, Hazelwood, Missouri 63042;

“Taxation” or “Tax”: any tax (including social security premiums), and any duty, imposition, levy or governmental charge in the nature of tax, whether domestic or foreign, and any fine, penalty or interest connected therewith;

“Trademarks”: all product brand names and registered and unregistered trademarks (i) owned by Sellers and (ii) exclusively related to the Coagulation Product Line, including the trademarks set forth on Schedule 1.1L hereto;

“Transferred Owned Intellectual Property”: all (a) protected designs, trade names, servicemarks, copyrights, registered designs and source code or documentation related to software that are (i) owned by Sellers and (ii) exclusively related to the Coagulation Product Line, (b) Patents, (c) Trademarks, and (d) Information and Know How;

“Transferred UK Employees”: means those persons wholly or mainly assigned to the business of the Coagulation Product Line in the United Kingdom immediately prior to the signing of this Agreement and identified on Schedule 1.1N;

“Transferred Warranties”: any warranties relating to Purchased Inventory, to the extent transferable;

“Transition Assets”: has the meaning set forth in Section 3.8;

“Transition Services Agreement”: the agreement for certain supply and transition services to be entered into between BMX, the Purchaser Parent and the Guarantor contemporaneously with the execution of this Agreement in the form of Exhibit D attached hereto;

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“Transition Transfer Date”: the date on which the transition period under the Transition Services Agreement expires;

“UK GPP”: has the meaning set forth in Section 8A.10;

“Unfunded Past Service Pension Obligation”: has the meaning set forth in Section 8B.9;

“UK Regulations”: the Transfer of Undertakings (Protection of Employment) Regulations 2006;

“UK Schemes”: has the meaning set forth in Section 8A.10;

“US Employees”: means those employees of Sellers located in the United States, who are wholly or mainly assigned to the Coagulation Product Line in the United States immediately prior to the date of this Agreement and who are identified on Schedule 1.1O;

“US Employer”: has the meaning set forth in Section 8.1;

“US Offered Employees”: has the meaning set forth in Section 8.1;

“US Prepaid Amount”: the Prepaid Amount less the Non-US Prepaid Amount;

“US Purchase Price”: an amount equal to (a) $51,900,000, minus (b) the Non-US Purchase Price, minus (c) the US Prepaid Amount, plus (d) the amount paid by Purchasers in connection with the Remote Fixed Assets Option, if any, plus (e) the amount paid by Purchasers in connection with the Purchased Fixed Asset Option, if any;

“US Purchaser”: has the meaning set forth in Section 8.1;

“US Transferred Employees”: those US Offered Employees who accept Purchasers’ offer of employment;

“US Transition Offered Employees”: has the meaning set forth in Section 8.1;

“US Transition Transferred Employees”: those US Transition Offered Employees who accept Purchasers’ offer of employment;

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“Warranty and Service Obligations”: all warranty and service obligations owing to any Person after the Closing with respect to any Products, whether pursuant to contract, law or otherwise; and

“Wave Form Technology”: Sellers’ intellectual property, patented and unpatented, relating to predicting, or aiding in the prediction of, congenital and acquired imbalances and therapeutic conditions associated with thrombosis/hemostasis utilizing time-dependent measurement profiles, as exemplified by, but not limited to the subject matter of the US patents and US patent applications listed on Schedule 1.1P and any foreign counterparts thereof as well as in any patent of addition, divisional, substitution, continuation, or continuation-in-part thereof.

1.2	Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.
1.3	The headings of the Articles and Sections of this Agreement shall have no relevance to the interpretation thereof.
1.4

Unless otherwise provided herein, all references to a “day” shall mean a calendar day in the Republic of France, inclusive of Saturdays, Sundays and legal holidays in France, and all references to a fixed time of day shall mean local time in Lyon, France as in effect on such day. Where relevant, for the calculation of a period of time with respect to any notice required under this Agreement, a period shall start the day after the day of sending and include the day of receipt.

1.5	The words “include”, “includes”, “including” and all forms and derivations thereof shall mean including but not limited to.
1.6

The words “herein”, “hereof”, “hereunder”, “hereby”, “hereto”, “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular Section or sub-Section, unless expressly indicated otherwise.

1.7	Numbers preceded by the symbol “$” mean amounts in United States Dollars.

Article 2.

SALE AND PURCHASE

2.1	Sale and Purchase

Subject to the terms and conditions set forth in this Agreement (including Purchasers’ assumption of the Assumed Liabilities pursuant to Section 2.4 hereof), at the Closing (or, in accordance with the terms of Section 3.7, as soon as it is legally permissible to do so thereafter) BMX shall, and shall cause the applicable Selling Affiliate to, sell, transfer, convey, assign and deliver to the applicable Purchaser, and the Purchaser Parent shall, and shall cause the applicable Purchasing Affiliate to, purchase and receive from the applicable Seller, all the right, title and interest of Sellers in the Purchased Assets. In connection with the foregoing and in order to consummate the transactions described above in this Section 2.1 at the Closing (or, in accordance with the terms of Section 3.7, as soon as it is legally permissible to do so thereafter), BMX shall cause the applicable Selling Affiliate to, and the Purchaser Parent shall cause the applicable Purchasing Affiliate to, duly execute and deliver a Local Deed with respect to the Non-US Assets and Non-US Assumed Liabilities that are being transferred by such Selling Affiliate to such Purchasing Affiliate hereunder. Each Local Deed shall contain a schedule with a complete list of all Non-US Assets and Non-US Assumed Liabilities being transferred by such Selling Affiliate. In the event of any conflict between a Local Deed and this Agreement, the terms of this Agreement shall control. If any dispute arises under or in connection with a Local Deed, such dispute shall be governed by the terms of this Agreement. Notwithstanding the terms and conditions of each Local Deed, the representations, warranties and covenants made in this Agreement by the Parties with respect to the Non-US Assets and Non-US Assumed Liabilities shall apply to assets and liabilities transferred by such Local Deed as if made therein.

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2.2	Purchased Assets

For purposes of this Agreement, subject to Section 2.3, the following assets, rights and properties shall constitute the “Purchased Assets”:

a)	all right, title and interest of Sellers in and to the Assumed Contracts;
b)	all of Sellers’ right, title and interest in and to the Transferred Owned Intellectual Property;
c)

an option, exercisable on the one-year anniversary of the Closing, to purchase Sellers’ right, title and interest in and to the Fixed Assets for the Fixed Asset Amount attributable to each Fixed Asset as identified on Schedule 1.1H (the “Purchased Fixed Assets Option”);

d)

an option, exercisable at the Closing, to purchase Sellers’ right, title and interest in and to the Remote Fixed Assets for the Remote Fixed Asset Amount attributable to each Remote Fixed Asset as identified on Schedule 1.1J (the “Remote Fixed Assets Option”)

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e)	all of Sellers’ right, title and interest in and to the Capitalized Instruments;
f)	all of Sellers’ right, title and interest in and to the Purchased Inventory;
g)

all of Sellers’ right, title and interest in and to all existing customer lists, sales histories, credit histories and individual customer pricing information, exclusively related to the Coagulation Product Line for 2003, 2004, 2005 and year-to-date 2006;

h)

all of Sellers’ right, title and interest in and to all existing and reasonably accessible printed materials exclusively related to the Coagulation Product Line; provided, however that no Purchaser will have the right to use Sellers’ name or distribute materials containing Sellers’ name except as provided in Section 12.2 and in the Transition Services Agreement;

i)

all of Sellers’ right, title and interest in and to all Regulatory Approvals and existing product registration files exclusively related to the Coagulation Product Line on a country by country basis, including, technical files supporting Regulatory Approvals;

j)	all of Sellers’ right, title and interest in and to the Transferred Warranties; and
k)	the clone (or a copy thereof) of Sellers’ MDA D-Dimer antibody.
2.3	Excluded Assets

Notwithstanding anything herein to the contrary, the Purchased Assets shall not include the following (collectively, the “Excluded Assets”):

a)	all Cash held by Sellers;
b)	all interest bearing liabilities of Sellers (including loans from Affiliates);
c)	all accounts receivable of Sellers, whether or not related to the Coagulation Product Line (including those due from any Affiliate of BMX whether or not such Affiliate is a Seller);
d)	all Tax refund claims and insurance coverage claims of Sellers (including prepaid premiums);
e)

all insurance policies maintained by Sellers, as well as all actions, claims and rights, whether insured or not, to the extent that they relate to damages sustained on occurrences and events occurring prior to the Closing Date;

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f)

except as provided in Section 7.8, all of Sellers’ right, title and interest in and to the Wave Form Technology, including any patents or patent applications related thereto, and all rights to develop, make, have made, use, import, license, offer to sell or sell any products or processes which utilize such Wave Form Technology;

g)

all Assumed Contracts and other Purchased Assets, if the attempted sale, transfer, conveyance or assignment of the same to the Purchaser without the consent or approval of another party or governmental entity, including any Regulatory Authority, would be ineffective or would constitute a breach thereof or would in any other way adversely affect the rights of Sellers (or Purchasers, as assignee) thereunder and such consent or approval has not been obtained;

h)

any other asset, right or property owned or used by Sellers not specifically enumerated in Section 2.2 as a Purchased Asset (including any land, buildings, fixtures or improvements to any real property owned or used by Sellers);

i)	All rights of Sellers arising under this Agreement or the Ancillary Agreements from the consummation of the transactions contemplated hereby or thereby;
j)	All corporate minute books, stock records and Tax returns of Sellers;
k)	All assets of any employee benefit plan;
l)	all products of Sellers that are not set forth on Schedule 1.1D (including Sellers’ Vidas range);
m)	all trademarks of Sellers not included in the Trademarks; and
n)

the name “bioMerieux” and any title to or the right to use the name “bioMerieux” in its business, or on any of its products, advertisements, promotional literature, letterhead or any other material, except to the limited extent as provided in Section 12.2 and in the Transition Services Agreement.

2.4	Assumed Liabilities

Purchasers shall, at the Closing (or, in accordance with the terms of Section 3.7, as soon as it is legally permissible to do so thereafter), assume, fulfill and agree to perform the following liabilities of Sellers (collectively, the “Assumed Liabilities”):

a)	all Warranty and Service Obligations (it being understood that Purchasers shall be obligated to perform the Warranty and Service Obligations in a manner that is consistent with industry standards);

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b)	all Post-Closing Contract Obligations;
c)	all Post-Closing Product Liabilities; and
d)

all other claims, liabilities and obligations arising out of or relating to damages sustained, or occurrences and events occurring with respect to, the Coagulation Product Line after the Closing, except as otherwise set forth herein or in the Transition Services Agreement, provided however, that this Section 2.4(d) shall not operate or be interpreted to include liabilities (a) related to Assumed Contracts which are specifically excluded from the definition of Post-Closing Contract Obligations, or (b) arising out of Current Products that are specifically excluded from the definition of Post-Closing Product Liabilities.

2.5	Excluded Liabilities

Other than the Assumed Liabilities, Purchasers will not assume any liabilities of Sellers in connection with the transaction contemplated hereby (including any accounts payable). Sellers agree to pay, perform and discharge when and if due all liabilities of Sellers other than the Assumed Liabilities.

2.6	Restrictions on Transfer of Contracts or Rights

With respect to any Assumed Contract or any other property, right or asset included in the Purchased Assets (a) for which consent or approval for assignment is required but is not obtained on or prior to the Closing or (b) that is otherwise subject to a restriction that prohibits the transfer of such Assumed Contract or other property, right or asset pursuant to the terms of this Agreement (e.g., a non-disclosure restriction), Sellers shall use reasonable efforts, at Purchasers’ request and expense and without payment of any penalty or fee, (i) to obtain and secure any and all consents and approvals that may be necessary to effect the valid sale, transfer, conveyance or assignment of the same to the applicable Purchaser without change in any of the material terms or conditions thereof, including the formal assignment or novation of any of the same, if so required, (ii) to make or complete such transfers as soon as reasonably possible, and (iii) to cooperate with the applicable Purchaser in any other reasonable arrangement designed to provide for the applicable Purchaser the benefits of and to such properties, rights and assets. If despite the reasonable efforts of Sellers any required consent or approval is not obtained and no alternative arrangement can reasonably be arranged to provide the applicable Purchaser with the benefits of such Assumed Contract or other property, right or asset, then (a) Sellers shall not be deemed to have breached this Agreement, and shall have no liability to Purchasers arising therefrom and (b) the liabilities arising under and in connection with such Assumed Contract shall not be Assumed Liabilities.

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Article 2A.

PURCHASE PRICE

2A.1	Purchase Price

In consideration for the sale and purchase referred to in Article 2, the Purchaser Parent shall pay to, or for the benefit of, Sellers a total amount equal to the Purchase Price payable as follows:

a)

the Non-US Purchase Price shall be paid to BMX at the Closing on behalf of, and for the benefit of, the Selling Affiliates (it being understood and agreed that the Non-US Purchase Price is being paid to BMX solely for administrative convenience and that, upon receipt thereof, BMX shall distribute the appropriate portion of the Non-US Purchase Price to each Selling Affiliate); and

b)	the US Purchase Price shall be paid to BMX as follows:
(i)	the Closing Amount shall be paid in cash at Closing;
(ii)	an amount equal to (A) $6.4 million, minus (B) 33% of the US Prepaid Amount shall be paid on the one-year anniversary of the Closing Date (the “First Deferred Payment”);
(iii)

an amount equal to (A) $5.5 million, minus (B) 34% of the US Prepaid Amount shall be paid on the two-year anniversary of the Closing Date (the “Second Deferred Payment” and, together with the First Deferred Payment, the “Deferred Payments”); and

(iv)	an amount equal to the amount to be paid by Purchasers in connection with the Purchased Fixed Asset Option upon the exercise of the Purchased Fixed Asset Option, if any.

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2A.2	Deferred Payments

The Deferred Payments shall (a) not be subject to hold back or set off of any kind (other than as expressly provided herein or in the Promissory Note) and (b) be documented pursuant to the Promissory Note. Notwithstanding anything to the contrary contained in Section 2A.1(b), the Parties agree that $3,000,000 of the First Deferred Payment and $2,500,000 of the Second Deferred Payment (collectively, the “Contingent Payments”) shall be conditioned on the Coagulation Product Line achieving more than $54,000,000 of 2006 Revenues. Within twenty days of the end of each month starting in July 2006 and ending in December 2006, the Purchaser Parent shall deliver to BMX a written statement setting forth in reasonable detail the revenues generated by the Coagulation Product Line for the previous month. Within 30 days after the Closing, BMX shall deliver to the Purcha ser Parent a written statement setting forth in reasonable detail the revenues generated by the Coagulation Product Line from January 1, 2006 through the Closing Date, and within 75 days of the end of 2006, the Purchaser Parent shall provide a written statement to BMX setting forth the 2006 Revenues, together with reasonably detailed supporting documentation for the calculation of the 2006 Revenues (as delivered by either BMX or the Purchaser Parent, the “Revenue Statement”). Upon delivery of the Revenue Statement by either BMX or the Purchaser Parent, the delivering party shall (a) make available to receiving party copies of all financial records and other records, including work papers, documents, receipts, invoices and other materials related to the preparation of the Revenue Statement and (b) grant the receiving party and its outside auditors such access to personnel and outside auditors of the delivering party as may be reasonably requested by receiving party so as to verify the information set forth on the Revenue Statement (it being understood that the receiving party shall be permitted at its sole expense to have its outside auditors conduct a formal audit of the Revenue Statement if so desired by the receiving party). If, after conducting its review and, if applicable, audit of the Revenue Statement the receiving party does not agree with the information set forth on the Revenue Statement, such dispute shall be resolved in accordance with Section 14.2. Between the Closing and December 31, 2006, the Purchaser Parent shall, and shall cause the Purchasing Affiliates to, use commercially reasonable efforts to market and promote the sale of, and to cause their Affiliates and distributors to market and promote the sale of, Products. If a Contingent Payment Acceleration Event occurs prior to December 31, 2006, then, notwithstanding anything to the contrary contained in this Agreement, each of the Contingent Payments shall be due and payable to Sellers.

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2A.3	Adjustment to Non-US Purchase Price; Purchase Price Allocation

As soon as possible after the Closing, but in any event within 60 days of the Closing, the Purchaser Parent and BMX shall use the Non-US Valuation Formula to prepare an updated version of Schedule 1.1F based on the Purchased Inventory and other Non-US Assets actually transferred at Closing and determine a revised Non-US Purchase Price, with such Non-US Purchase Price thereafter being considered the Non-US Purchase Price for all purposes hereunder (it being understood that the revised Non-US Purchase Price determined in accordance with this sentence shall be solely for internal record-keeping purposes for Purchasers and Sellers and shall not require an exchange of funds between Purchasers and Sellers except as contemplated by the following sentence). If the adjustment to the Non-US Purchase Price as contemplated by this Section 2A.3 results in additional VAT tax being owed, the Purchasers shall pay such VAT tax.

2A.4	Adjustment to Prepaid Amount

If, after the Closing, the Parties determine that the Prepaid Amount used to determine the Purchase Price as of Closing was inaccurate based on a mathematical or similar type of human error, BMX (in the case of an understatement) or the Purchaser Parent (in the case of an overstatement) shall promptly pay to the other Party the amount of such understatement or overstatement (as applicable), it being understood that the limitations on indemnity set forth in Sections 9.1(b) and 9.2(b) shall not apply to the payment of any such understatement or overstatement.

Article 3.

CLOSING

3.1	Closing Date

Subject to the fulfillment of the conditions precedent to Closing specified in Article 6 or the waiver thereof, the Closing shall take place on the Closing Date at a mutually agreed location in New York, New York, and/or at such other time or place as BMX and the Purchaser Parent may mutually agree. Subject to the fulfilment of the conditions precedent to Closing specified in Article 6 or the waiver thereof, the Parties shall use their commercially reasonable efforts to close the transaction as soon as practicable after the date hereof; provided that the Closing shall not occur prior to June 16, 2006 or after June 30, 2006 (unless the conditions precedent to Closing specified in Article 6 are not fulfilled or waived by such date, in which case the Closing shall occur as promptly as is reasonably practicable after the conditions precedent are satisfied or waived).

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3.2	Transfer

At the Closing (or, in accordance with the terms of Section 3.7, as soon as it is legally permissible to do so thereafter), BMX shall, and shall cause the Selling Affiliates to, prepare and make available to Purchasers the following:

a)	all Purchased Assets which are capable of transfer except as explicitly set forth otherwise in this Agreement;
b)	a duly executed assignment with respect to the Transferred Owned Intellectual Property; and
c)

duly executed Local Deeds, bills of sale, assignment and assumptions agreements, and such other documents and instruments as shall be reasonably required by Purchasers to effectuate the provisions of this Agreement.

3.3	Payment

Delivery as contemplated in Section 3.2 above shall be made against:

a)	same day federal funds in the amount of the Closing Amount and the Non-US Purchase Price transferred in accordance with Section 2A.1;
b)

delivery of such instrument of assumption as Sellers may reasonably request to effectuate assumption of the Assumed Liabilities by Purchasers provided for in Section 2.4 above and such other documents and instruments as shall be reasonably required by Sellers to effectuate the provisions of this Agreement;

c)	completion of the actions, including delivery of instruments and other documents, required of Purchasers and Sellers in Section 3.4; and
d)

a certificate of the Secretary of bioMerieux SA certifying that (i) each Seller is a direct or indirect wholly owned subsidiary of bioMerieux SA and (ii) all necessary corporate action has been duly taken by each Seller in order to authorize the execution and consummation of this Agreement and each Ancillary Agreement to which it is a party.

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3.4	Further Actions

At the Closing the Purchaser Parent and BMX shall:

a)

provide written evidence that (i) all requisite internal corporate actions have been taken that are required to enter into the Agreement and that all requisite internal corporate actions have been taken to consummate the transactions contemplated therein and (ii) that the persons signing this Agreement on behalf of the Parties are duly authorized to represent the respective Party and to enter into the Agreement on behalf of the respective Party;

b)	execute and deliver, and cause the Purchasing Affiliates and the Selling Affiliates (as applicable) to execute and deliver, the Ancillary Agreements;
c)

procure, and cause the Purchasing Affiliates and the Selling Affiliates (as applicable) to procure, that all actions necessary to perfect the transfer of ownership of the Purchased Assets and/or such other actions as may be required to achieve the purposes of this Agreement, including the effectuation of the exclusion of the Excluded Assets set forth in Section 2.3, are taken;

d)

with respect to the Purchaser Parent, deliver to BMX a written schedule of the Inventory that the Purchaser Parent has selected as Purchased Inventory in accordance with the terms of this Agreement; and

e)

with respect to BMX, deliver to the Purchaser Parent a schedule of the Capitalized Instruments as reflected in the books and records of Sellers as of the Closing (the “Capitalized Instruments Schedule”).

3.5	Purchased Fixed Assets Option and Remote Fixed Assets Option

Title to the Purchased Fixed Assets will transfer from Sellers to Purchasers upon the exercise of the Purchased Fixed Assets Option and the Remote Fixed Assets Option, as applicable, and the payment of the Fixed Asset Amount and the Remote Fixed Asset Amount, as applicable, by the Purchaser Parent. BMX and the Purchaser Parent shall mutually agree upon the timing and mechanics of the physical transfer of the Purchased Fixed Assets from Sellers to Purchasers.

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3.6	Certain Agreements Regarding Inventory
a)

With respect to any Inventory of spare parts as of Closing that are not included in the Prepaid SP Inventory, Sellers shall retain such spare parts and make such spare parts available to Purchasers for purchase (on terms mutually agreeable to Sellers and Purchasers) for a period of six months after Closing.

b)

Subject to Section 3.6(a), any Inventory not included in the Purchased Inventory may be transferred to Purchasers pursuant to the Transition Services Agreement or used by Sellers in connection with the Transition Services Agreement or, if applicable, returned to the supplier but may not be sold by Sellers to any third-party customers or competitors of the Coagulation Product Line subsequent to the Closing.

c)

Pursuant to the Transition Services Agreement, after Closing Sellers will continue to manufacture certain Products for Purchasers under the Transition Services Agreement. In accordance with such transition services, any raw materials and work-in-progress (excluding instrument sub-assemblies) used by Sellers for the Coagulation Product Line (including the Prepaid RM Inventory) shall be retained by Sellers at the Closing and thereafter used by Sellers in accordance with the terms of the Transition Services Agreement. Any raw materials and work-in-progress (excluding instrument sub-assemblies) owned by Sellers and exclusively related to the Coagulation Product Line at the end of the Manufacturing Term or Extended Manufacturing Term (in each case as defined in the Transition Services Agreement) that is usable by Purchasers within 12 months after the end of the term of the Transition Services Agreement (as determined in accordance with the principles set forth in Schedule 1.1H and taking into account the historical run rates of the Coagulation Product Line (but (i) not taking into account any periods during which Sellers’ facilities were not actively engaged in production and (ii) allowing for the fact that Purchasers will not be engaged in full production for six-months after the end of the term of the Transition Services Agreement) (the “Remaining RM Inventory”) shall be counted and priced at standard cost, determined in accordance with the past practices of Sellers and then transferred to Purchasers. If the aggregate value of the Remaining RM Inventory is less than or equal to $2,200,000, Sellers will compensate Purchasers, on a dollar for dollar basis, by an amount equal to the difference. For example, if the value of the Remaining RM Inventory at the end of the transition services period is $1,000,000, then Sellers shall pay Purchasers $1,200,000. Similarly, if the value of the Remaining RM Inventory at the end of the transition period is in excess of $2,200,000, then Purchasers will compensate Sellers for the amount of such excess up to an additional amount of $800,000. Any amounts payable by Sellers will be set off against the Second Deferred Payment. As periods in which Sellers provide service to Purchasers’ customers with respect to the Coagulation Product Line terminate under the terms of the Transition Services Agreement, Purchasers shall select spare parts owned by Sellers and exclusively related to the Coagulation Product Line that they desire to take ownership of in such territories (the “Selected SP Inventory”); provided, that, in no event shall the value of the Selected SP Inventory (as determined in accordance with Schedule 1.1H) exceed $2,000,000. If by the time that Sellers no longer provide service to Purchasers’ customers under the terms of the Transition Services Agreement Purchasers have not selected $2,000,000 worth of spare parts, Purchasers shall select an additional amount of spare parts from Sellers to reach such $2,000,000 threshold. If there is not sufficient usable inventory of spare parts to reach such $2,000,000 threshold, Sellers will compensate Purchasers, on a dollar for dollar basis, by an amount equal to the difference. Any amounts payable by Sellers will be set off against the Second Deferred Payment.

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d)

As soon as reasonably practical after the Closing, and, unless the Parties agree otherwise, in any event within two days after the Closing, all finished goods included in the Purchased Inventory and located in the USA, UK, or Germany will be dispatched to the Purchasing Affiliate in those countries. In all other countries, finished goods included as Purchased Inventory will be dispatched as instructed in writing by the Purchaser Parent. Any VAT tax owing in connection with the activities contemplated by this Section 3.6(d) shall be paid by Purchasers.

e)

Purchasers shall be responsible for the cost of transporting finished goods included as Purchased Inventory and spare parts included as Selected SP Inventory from Sellers’ facilities. Sellers shall be responsible for presentation of such finished goods and spare parts on its shipping dock ready for transport. Prior to transport, Sellers shall store and package such finished goods and spare parts in accordance with reasonable commercial standards. Notwithstanding the foregoing, the specific logistics and timing for the transfer of the finished goods and spare parts included in the Purchased Inventory and the Selected SP Inventory (as applicable) shall be jointly determined in good faith by the Parties.

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f)

The title to any instrument sub-assemblies included in the Purchased Inventory shall be transferred to Purchasers at Closing but such instrument sub-assemblies shall be retained by Sellers subsequent to the Closing to be used by Sellers in accordance with the terms of the Transition Services Agreement. Any instrument sub-assemblies included in the Purchased Inventory that remain in Sellers’ possession at the end of the transition services period shall be made available to Purchasers for no additional consideration.

3.7	Non-US Assets

Subject to the terms and conditions contained herein, it is the Parties’ intention to transfer the Non-US Assets from Sellers to Purchasers on the Closing Date. However, the Parties acknowledge that because of applicable local laws and regulations, it may not be possible to transfer certain Non-US Assets on the Closing Date. In such instances, the Parties shall use their best efforts to cause such Non-US Assets to be transferred as soon as it is legally permissible to do so.

3.8	Transition Assets

The Parties acknowledge that Sellers will need to use certain of the Purchased Assets (including certain of the Assumed Contracts) identified in Sections 2.2(a), (b), (e), (g), (h) and (i) in order to provide the transition services contemplated by the Transition Services Agreement (the “Transition Assets”). It is understood and agreed that title to the Transition Assets (other than the Assumed Contracts included in the Transition Assets) shall transfer to Purchasers hereunder at Closing in accordance with the terms of the Agreement but shall remain in the possession of Sellers for the term of the Transition Services Agreement for use in connection with the provision of transition services thereunder. With respect to the vendor agreements and license agreements that are included in the Transition Assets, BMX and the Purchaser Parent agree that, prior to Closing, BMX and the Purchaser Parent shall seek consent to transfer such agreements at the end of the transition period (if such consent is required under the terms of the agreement) such that the agreements will remain in the name of (and, other than as provided under the Transition Services Agreement, the responsibility of) the applicable Seller during the transition period and then transfer to the applicable Purchaser at the end of the transition period without any further action after the Closing on the part of any Seller, Purchaser or third party thereto.

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Article 4.

REPRESENTATIONS AND WARRANTIES CONCERNING SELLERS AND PURCHASERS

4.1	Representations and Warranties Concerning Sellers

BMX represents and warrants to the Purchaser Parent, as follows:

a)	Status

Each Seller is duly organized and validly existing under the laws of the jurisdiction under which it is created and has full power and authority to own its property and assets and to carry on its business as it has been, and is currently, conducted.

b)	Corporate Authority

Each Seller has full power and authority to enter into this Agreement and any Ancillary Agreement to which it is a party and to consummate the transactions contemplated herein and therein.

c)	Corporate Action

All necessary corporate action has been duly taken by each Seller in order to authorize the execution and consummation of this Agreement and each Ancillary Agreement to which it is a party. Upon execution hereof and thereof by the other parties hereto and thereto, this Agreement and each Ancillary Agreement to which it is a party shall each be the legal, valid and binding obligation of each Seller enforceable in accordance with its terms.

d)	Title to Property; Current Products

Except as set forth on Schedule 4.1(d), each Seller has, and the applicable Purchaser shall receive at the Closing (or upon the transfer thereof in accordance with Section 3.7), good and marketable title to all of the Purchased Assets, free and clear of any title defects, liabilities, obligations, or Liens, of any kind or character, except for any Assumed Liabilities assumed by the applicable Purchaser pursuant to Section 2.4. The list of Current Products set forth on Schedule 1.1D sets forth a complete list of all products of the Coagulation Product Line currently sold by Sellers.

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e)	Intellectual Property
(i)

None of the Transferred Owned Intellectual Property has expired, been abandoned or cancelled. To the Knowledge of BMX, the Transferred Owned Intellectual Property is valid and enforceable and the use thereof does not infringe, dilute or otherwise impair or violate the rights of any other Person. Except as set forth on Schedule 4.1(e)(i), to the Knowledge of BMX, the Transferred Owned Intellectual Property is not being infringed, diluted or otherwise impaired or violated by any other Person. No Seller has received any written notice alleging any such infringement. No legal action or governmental order is pending or outstanding or, to the Knowledge of BMX, is threatened or imminent, that seeks to cancel, limit or challenge the validity, enforceability, ownership or use of any Transferred Owned Intellectual Property. To the Knowledge of BMX, no loss or expiration of any Transferred Owned Intellectual Property is threatened, pending or reasonably foreseeable, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by any Seller).

(ii)

On the date of this Agreement and on the Closing Date, the applicable Seller owns and possesses and will own and possess all right, title and interest in and to the Transferred Owned Intellectual Property, free and clear of all Liens. Sellers have taken reasonable actions to protect, preserve, police and maintain the Transferred Owned Intellectual Property. To the Knowledge of BMX, except as set forth on Schedule 4.1(e)(ii), no actions are necessary (including filing of documents or payment of fees, including with respect to pre-Closing periods) within 60 days after the Closing Date to maintain or preserve the validity or status of any Transferred Owned Intellectual Property that is registered or for which an application is pending.

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(iii)

Schedule 4.1(e)(iii) identifies each item of (A) Transferred Owned Intellectual Property that any third party may use pursuant to a license or permission and (B) intellectual property related to the Coagulation Product Line that Sellers use pursuant to a license, sublicense or similar agreement (other than off-the-shelf software). Sellers have delivered to the Purchaser Parent correct and complete copies of all such licenses, sublicenses and similar agreements (as amended to date). With respect to each licensed intellectual property identified on Schedule 4.1(e)(iii) and except as set forth on Schedule 4.1(e)(iii): (A) the license, sublicense or similar agreement covering the item (x) constitutes an Assumed Contract and (y) is and will immediately following the Closing continue to be (on identical terms) legal, valid, binding, enforceable, and in full force and effect; (B) neither the applicable Seller, nor, to the Knowledge of BMX, any other party to the license, sublicense or similar agreement is in breach or default thereof, and, to the Knowledge of BMX, no event has occurred that with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder; (C) to the Knowledge of BMX the underlying intellectual property is not subject to any outstanding governmental order; and (D) to the Knowledge of BMX, no legal action is pending or threatened that challenges the legality, validity, or enforceability of the underlying intellectual property. To the Knowledge of BMX, the Transferred Owned Intellectual Property and the intellectual property related to the Coagulation Product Line that Sellers use pursuant to a license, sublicense, agreement, or permission constitute all of the intellectual property necessary to manufacture the Coagulation Product Line substantially in accordance with the manner in which the Coagulation Product Line is manufactured by Sellers as of the date hereof.

f)	Assumed Contracts

All Assumed Contracts are legal, valid and binding obligations of the applicable Seller thereto and, to the Knowledge of BMX, of the other parties thereto. Except as set forth on Schedule 4.1(f), Sellers and, to the Knowledge of BMX, the other parties to the Assumed Contracts, are not in material breach, violation of, or default under any of the Assumed Contracts; the execution of this Agreement and the consummation of the transactions contemplated hereby will not constitute a default or breach under any material Assumed Contract; and the execution of this Agreement and the consummation of the transactions contemplated hereby will not give rise to any consent requirement under any material Assumed Contract.

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All of the Assumed Contracts are in full force and effect and have not been modified or amended, except as set forth Schedule 4.1(f). The vendor agreements set forth on Schedule 1.1A constitute all of Sellers’ material vendor agreements exclusively related to the Coagulation Product Line and the license, royalty and development agreements set forth on Schedule 1.1B constitute all of Sellers’ material license, royalty and development agreements exclusively related to the Coagulation Product Line. The customer agreements that will be set forth on Schedule 1.1C when delivered in accordance with the terms of this Agreement will constitute substantially all of Sellers’ customer agreements exclusively related to the Coagulation Product Line (other than open purchase orders).

g)	Litigation

Except as set forth elsewhere in this Agreement or as disclosed on Schedule 4.1(g), there are no material actions, suits or proceedings pending or, to the Knowledge of BMX, threatened against any Seller before any foreign or U.S. federal or state, municipal or other court, department, commission, arbitration panel, board, bureau, agency, body or instrumentality against any Seller that specifically relates to the Purchased Assets. Except as set forth on Schedule 4.1(g), no Seller, with respect to its operation of the Coagulation Product Line, has been charged with, nor, to the Knowledge of BMX, is under investigation with respect to, any charge concerning any violation of any provisions of any foreign or U.S. federal, state, local or administrative regulations.

h)	No Bankruptcy

To the Knowledge of BMX, no proceeding has been commenced against or by any Seller under any bankruptcy court.

i)	Conflicts with other Agreements

Neither the execution and delivery by any Seller of this Agreement nor any Ancillary Agreement to which it is a party nor the consummation of the sale and other transactions contemplated hereunder or thereunder will result in:

(i)

except as set forth on Schedule 4.1(f), a breach of any agreement to which any Seller is a party that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect on the Coagulation Product Line, any Seller or any Seller’s ability to enter into this Agreement or any Ancillary Agreement to which it is a party or consummate the transactions contemplated hereby or thereby;

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(ii)	a default or breach of any Seller’s organizational documents;
(iii)	the imposition of any Lien on any of the property or assets of the Coagulation Product Line; or
(iv)

the violation by any Seller of the terms and conditions or provisions of any law, order, writ, injunction or decree of any court or government instrumentality which individually or in the aggregate would have a Material Adverse Effect on the Coagulation Product Line (taken as a whole), any Seller or any Seller’s ability to enter into this Agreement or any Ancillary Agreement to which it is party or consummate the transactions contemplated hereby or thereby.

j)	Reagents

All reagents included in the Purchased Inventory will comply with the product specifications set forth on the applicable package insert included with such reagents.

k)	Capitalized Instruments and Fixed Assets

The Capitalized Instruments are, and subject to Section 7.9, the Purchased Fixed Assets will be at the time of their transfer, (i) in satisfactory and usable condition, ordinary wear and tear excepted, and (ii) maintained in accordance with normal industry standards. To the Knowledge of BMX, the Capitalized Instruments Schedule to be delivered at Closing will be true and correct in all material respects.

l)	Suppliers

Sellers are not subject to any contract or commitment for the purchase of merchandise related to the Coagulation Product Line other than in the ordinary course of business consistent with past practice. Schedule 4.1(l) lists for the year ended December 31, 2005, Sellers’ top 20 suppliers related to the Coagulation Product Line, listing for each supplier the aggregate value of the purchases made. Except as set forth on Schedule 4.1(l), since December 31, 2005, there has not been (i) any material change in the business relationship of Sellers with any of their material suppliers related to the Coagulation Product Line, including all of the suppliers listed on Schedule 4.1(l), or (ii) any change in any material term (including credit terms) of the supply agreements or other arrangements with any such suppliers.

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m)	Customers

Since March 31, 2006, there has not been (i) any material change in the business relationship of Sellers with any of their material customers related to the Coagulation Product Line, or (ii) any change in any material term (including credit terms) of the customer agreements or other arrangements with any such customers.

n)	Products

Except as set forth on Schedule 4.1(n), no Current Product sold, leased or delivered by Sellers within the United States is subject to any guaranty, warranty or other indemnity that is materially inconsistent with the standard terms and conditions for the sale or lease of Current Products in the United States that have been previously delivered by Sellers to Purchasers. No Current Product sold, leased or delivered by Sellers outside of the United States is subject to any guaranty, warranty, or other indemnity that is not consistent with industry standards. Except as provided in Schedule 4.1(n), to the Knowledge of Sellers, Sellers have no liability arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold, leased, or delivered by Sellers related to the Coagulation Product Line.

o)	Compliance with Laws
(i)

Except as set forth on Schedule 4.1(o), to the Knowledge of BMX the business of Sellers related to the Coagulation Product Line as conducted at the date hereof and as will be conducted through the Closing Date, does not violate, in any material respect, any foreign, federal, state or local law, ordinance, rule or regulation.

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(ii)

Except as set forth on Schedule 4.1(o), to the Knowledge of BMX (A) BMX, as well as each of its “establishments” and “relevant persons” (as such terms are defined under the Federal Food, Drug and Cosmetic Act, 21 U.S.C. §§ 301 et. seq. (collectively the “Regulated Group”), is, with respect to the Coagulation Product Line, currently in compliance in all material respects with all regulatory requirements of the Federal Food and Drug Administration (the “FDA”), including all registration, good manufacturing practices, licensing and recordkeeping requirements, to the extent applicable, (B) each member of the Regulated Group currently has all permits, licenses, authorizations and approvals required by the FDA related to the Coagulation Product Line, all of which are listed on Schedule 4.1(o), (C) is in material compliance with all conditions and terms of such permits, licenses, authorizations and approvals and (D) the transactions contemplated hereby will not conflict with or result in any violation of such permits, licenses, authorizations and approvals, and any notices to, or consents by, the FDA required in connection with such transactions (all of which are listed on Schedule 4.1(o)) will be obtained prior to the Closing Date. Except as set forth on Schedule 4.1(o), no written notice has been received, and, to the Knowledge of BMX, no review or investigation is pending or threatened before the FDA with respect to, (x) any alleged violation by any Seller of any law, regulation or FDA order, or (y) any alleged failure by any member of the Regulated Group to have all required permits, registration, licenses, authorizations and approvals related to the Coagulation Product Line.

p)	Sales Revenues and Standard Costs

Schedule 4.1(p) lists the (i) gross sales revenues for each Current Product in calendar years 2004 and 2005 on a country-by-country basis for each individual Product and (ii) Sellers’ 2004, 2005 and 2006 standard costs for each Current Product. With respect to the foregoing clause (i), Schedule 4.1(p) is accurate and complete in all material respects. With respect to the foregoing clause (ii), the standard costs reflected on Schedule 4.1(p) were calculated on a consistent basis and incorporate all applicable costs known to Sellers at the time such standard costs were determined.

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q)	No Additional Warranties

EXCEPT AS EXPLICITLY STATED ABOVE IN THIS ARTICLE 4, THE PURCHASED ASSETS ARE SOLD “AS IS, WHERE IS” AND NO SELLERS MAKE ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE PURCHASED ASSETS OR THE COAGULATION PRODUCT LINE, INCLUDING NO WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE PURCHASED ASSETS OR THE COAGULATION PRODUCT LINE OR ANY OTHER IMPLIED OR EXPRESS WARRANTIES WHATSOEVER. The Purchaser Parent acknowledges and agrees, on behalf of itself and the Purchasing Affiliates, that neither any Seller nor any of their representatives has made any representation or warranty, express or implied, as to the accuracy or completeness of any memoranda, charts, summaries, projections or schedules heretofore made available by any Seller or their representatives to Purchasers or their representatives or any information that is not included in this Agreement or the Schedules hereto, and neither any Seller nor any of their representatives will have or be subject to any liability to any Purchaser or any of their representatives resulting from the distribution of any such information to, or the use of any such information by, any Purchaser or any of their representatives.

4.2	Representations and Warranties Concerning Guarantor and Purchasers

Guarantor and the Purchaser Parent, jointly and severally, represent and warrant to BMX as follows:

a)	Status

Guarantor and each Purchaser is duly organized and validly existing under the laws of the jurisdiction under which it is created and has full power and authority to own its property and assets and to carry on its business as it has been, and is currently, conducted.

b)	Corporate Authority

Guarantor and each Purchaser has full power and authority to enter into this Agreement and any Ancillary Agreement to which it is a party and to consummate the transactions contemplated herein and therein.

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c)	Corporate Action

All necessary corporate action has been duly taken by Guarantor and each Purchaser in order to authorize the execution and consummation of this Agreement and any Ancillary Agreement to which it is a party. Upon execution hereof by Guarantor and each Purchaser, this Agreement and any Ancillary Agreement to which it is a party shall each be the legal, valid and binding obligation of Guarantor and each Purchaser enforceable in accordance with its terms.

d)	Litigation

There are no actions, suits or proceedings pending, or to the knowledge of the Purchaser Parent, threatened against Guarantor or any Purchaser before any court, administrative agency or other body, in which any third party challenges or seeks to prevent, alter or materially delay the transactions contemplated under this Agreement.

e)	Conflicts with Other Agreements

Neither the execution and delivery of this Agreement nor any Ancillary Agreement to which it is a party by Guarantor or any Purchaser nor the consummation of the purchase and other transactions contemplated hereunder or thereunder will result in:

(i)

a breach of any agreement to which Guarantor or any Purchaser is a party which would have a material adverse effect upon the value of the Coagulation Product Line or the ability of Guarantor or any Purchaser to enter into this Agreement or any Ancillary Agreement to which it is a party or consummate the transactions contemplated hereby or thereby;

(ii)	a default or breach of the organizational documents of Guarantor or any Purchaser; or
(iii)

the violation by Guarantor or any Purchaser of the terms and conditions or provisions of any law, order, writ, injunction or decree of any court or government instrumentality to which Guarantor or such Purchaser is bound.

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f)	Financial Capacity

The Purchaser Parent has sufficient cash on hand or available borrowing capacity to pay the Purchase Price as attested by the Bank Letter, which shall be in full force and effect as of the execution of this Agreement, and neither Guarantor nor Purchaser has any knowledge of any change in the attestations made in the Bank Letter.

g)	Independent Investigations

In making the decision to enter into this Agreement and each Ancillary Agreement to which it is a party, and to consummate the transactions contemplated hereby and thereby other than reliance on the representations, warranties, covenants and obligations concerning Sellers set forth in this Agreement and the Ancillary Agreements, each Purchaser has relied solely on its own independent investigation, analysis and evaluation of the Coagulation Product Line (including such Purchaser’s own estimate and appraisal of the value of the financial condition, assets, operations and prospects of the Coagulation Product Line). The Purchaser Parent confirms to Sellers, on behalf of each Purchaser, that such Purchaser is sophisticated and knowledgeable in the business of the Coagulation Product Line and is capable of evaluating the matter as set forth herein.

Article 5.

PRE-CLOSING COVENANTS

The Parties agree as follows with respect to the period between the Effective Date and the Closing:

5.1	General

Each of BMX and the Purchaser Parent shall, and each of BMX and the Purchaser Parent shall cause each Selling Affiliate and Purchasing Affiliate (as applicable) to, use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate and make effective the transactions contemplated in this Agreement and each Ancillary Agreement (including each Local Deed).

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5.2	Public Authority and Consents

Each Party will:

a)

file any notification and/or report, including any notification and/or report under any applicable anti-trust regulation, that may be required to file with any Regulatory Authority in connection with the transactions contemplated hereby;

b)

use its commercially reasonable efforts to obtain the expiration or early termination of the applicable waiting period (or any extension thereof) for any required pre-acquisition or pre-merger notice to such authority; and

c)	make any further filings, including the submission of any additional information or documentary material, pursuant thereto that may be necessary.
5.3	Operation of Business

BMX shall not, and shall cause the Selling Affiliates not to, in respect of the Coagulation Product Line, engage in any practice, take any action, embark on any course of action, or enter into any transaction outside the ordinary course of business, other than as contemplated hereby, including the sale or other disposition of the Purchased Assets outside the ordinary course of business or the booking of any materially increased quantity of sales inconsistent with the recent historical operations of the Coagulation Product Line.

5.4	Preservation of Business prior to Closing Date

Without prejudice to Section 5.3, BMX shall, and shall cause the Selling Affiliates to, use their commercially reasonable efforts to keep the Coagulation Product Line and its properties intact, including its present operations and relationships with licensors, suppliers, other parties to Assumed Contracts, customers and employees. BMX shall notify the Purchaser Parent in writing of any material adverse change in the operation of the Coagulation Product Line, including any material adverse change in Sellers’ relationships with licensors, suppliers, and customers in connection with the operation of the Coagulation Product Line.

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5.5	Access to Information

Between the date of this Agreement and Closing Date, BMX shall, and shall cause the Selling Affiliates to, during ordinary business hours (a) give the Purchaser Parent and its authorized representatives and advisors access to all books, records, offices and other facilities and properties of Sellers related to the Coagulation Produce Line, (b) permit the Purchaser Parent to make such inspections thereof as the Purchaser Parent may reasonably request, (c) immediately, and in no event more than three days after receipt by Sellers, notify the Purchaser Parent in writing about any notice, complaint or other correspondence received by Sellers from the FDA regarding the Coagulation Product Line and deliver along with such notice a complete copy of all such materials received the FDA to the Purchaser Parent; and (d) cause its officers and advisors to furnish the Purchaser Parent with such financial and operating data and other information with respect to the Coagulation Product Line as the Purchaser Parent may from time to time reasonably request.

5.6	Consents

The Parties will use their commercially reasonable efforts to promptly obtain consents (including any required consents to the assignment of contracts) of all Persons and governmental authorities necessary for the consummation of the sale of the Purchased Assets and the other transactions contemplated by this Agreement and the Ancillary Agreements. The Parties further agree to the matters with respect to consents described on Schedule 5.6.

5.7	No-Shop

BMX hereby agrees, on behalf of itself and the Selling Affiliates, that it shall not pursue or conduct, or become involved in, any negotiations, or enter into any agreement regarding, the sale of the Purchased Assets to any third person or entity.

5.8	Customer and Distributor Notification

The Parties agree that, not later than the Closing, the parties shall jointly notify (a) third party customers in writing of the transfer of the Current Products from Sellers to Purchasers and provide appropriate instructions relating to such transfer, including instructions relating to customer complaints and service for the Current Products after the Closing and (b) to the extent provided in the Transition Services Agreement, certain distributors of Products. The Parties shall mutually agree on the content of and mechanism for such notifications.

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5.9	Schedule of Run Rates and Inventory

As promptly as practicable after the execution of this Agreement, and in no event later than three days after the execution of this Agreement, BMX shall deliver to the Purchaser Parent the following: (a) a schedule of Inventory of all Current Products listing each individual product for each country and (b) a schedule setting forth the number of Current Products sold (on a per-unit basis) in each country for (i) the first six months of 2005 and (ii) the first four months of 2006. Not less than three days prior to the Closing, BMX shall deliver to the Purchaser Parent an updated schedule of Inventory on a country by country basis in reasonable detail to enable the Purchaser Parent to select the Purchased Inventory.

Article 6.

CONDITIONS PRECEDENT TO CLOSING

6.1	Conditions Precedent to Closing of Sellers and Purchasers

The obligation of Purchasers to purchase the Coagulation Product Line and of Sellers to sell the Coagulation Product Line in accordance with this Agreement is subject to the following conditions precedent:

a)	No Legal Prohibitions

No Purchaser or Seller shall be subject to any order or injunction of a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Agreement (collectively, “Legal Prohibitions”). In the event any such Legal Prohibition will have been issued, the pertaining Party agrees to use its reasonable best efforts, at its own cost and expense, to have such Legal Prohibition lifted or removed as soon as practicable;

b)	Anti-trust Clearances

All consents, authorisations, orders, approvals, reporting and filings, if and to the extent required, for any anti-trust Regulatory Authorities will have been obtained or made, or the Parties have taken measures which make it no longer necessary to obtain such consents, authorisations, orders, approvals, reporting and filings; and

c)	Employee Codetermination

The applicable Seller and the applicable Purchaser shall have completed all statutory employee codetermination processes, as applicable under applicable Law, with respect to the German Transferred Employees.

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6.2	Conditions Precedent to Closing of Purchasers

The obligation of Purchasers to purchase the Coagulation Product Line in accordance with this Agreement is subject to the following conditions precedent, unless waived in writing by the Purchaser Parent:

a)	Obligations and Agreements; Representations and Warranties

Sellers will have, in all material respects, performed the obligations and agreements contained in this Agreement required to be performed by Sellers on or prior to the Closing (subject to Section 3.7) and the representations and warranties of Sellers in this Agreement will be true and correct in all material respects as of the Closing Date as if made on the Closing Date (except to the extent any such representation or warranty is expressly made as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date);

b)	Officer’s Certificate

BMX will have delivered a certificate, in form and substance reasonably satisfactory to Purchasers, duly signed by the President or a Vice President of BMX, to the effect that the closing condition set forth in Section 6.2(a) is satisfied;

c)	No Material Adverse Effect

From the Effective Date through the Closing Date, there will not have occurred a Material Adverse Effect;

d)	Certain Consents Obtained

The consents of third parties required to effect the transactions contemplated by this Agreement that are identified on Schedule 6.2(d) hereto will have been obtained and delivered to the Purchaser Parent (it being understood that the Purchaser Parent shall be permitted to update Schedule 6.2(d) if after the date of this Agreement Sellers provide Purchasers with updated schedules reflecting material Assumed Contracts that require consent in connection with the transactions contemplated hereby that had not previously been delivered to Purchasers);

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e)	No FDA Shutdown

There will not be in place an injunction or other order from the FDA prohibiting the manufacturing of the Current Products; and

f)	No Voluntary Shutdown

Sellers will not have voluntarily shut down (and not restarted) manufacturing of the Current Products.

6.3	Conditions Precedent to Closing of Sellers

The obligation of Sellers to sell the Coagulation Product Line in accordance with this Agreement is subject to the following conditions precedent unless waived in writing by BMX:

a)	Obligations and Agreements; Representations and Warranties

Purchasers will have in all material respects performed the obligations and agreements contained in this Agreement required to be performed by Purchasers on or prior to the Closing (subject to Section 3.7), and the representations and warranties of Purchasers in this Agreement will be true and correct in all material respects as of the Closing Date as if made on the Closing Date (except to the extent any such representation or warranty is expressly made as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date);

b)	Officer’s Certificate

The Purchaser Parent will have delivered a certificate, in form and substance reasonably satisfactory to Sellers, duly signed by the President or a Vice President of the Purchaser Parent, to the effect that the closing condition set forth in Section 6.3(a) is satisfied; and

c)	Purchase Price Available

The Purchaser Parent will have the Purchase Price available for delivery pursuant to Section 2A.1 above.

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6.4	Waivers of Conditions Precedent

Any waiver of a condition precedent by the Party for whose benefit the condition precedent is established must be in writing.

Article 6A.

TERMINATION

6A.1	Mutual Consent.

This Agreement may be terminated at any time prior to the Closing Date with the mutual written consent of BMX and the Purchaser Parent.

6A.2	Failure of Conditions.

This Agreement may be terminated by either BMX or the Purchaser Parent in the event the Closing shall not have taken place on or prior to August 31, 2006; provided, that the right to terminate this Agreement under this Section 6A.2 shall not be available to (a) the Purchaser Parent if the failure of any Purchaser to fulfil any of its obligations under this Agreement caused the failure of the Closing to occur on or prior to such date or (b) BMX if the failure of any Seller to fulfil any of its obligations under this Agreement caused the failure of the Closing to occur on or prior to such date.

6A.3	Effect of Termination.

If this Agreement is terminated pursuant to Section 6A.2, all obligations of Sellers and Purchasers hereunder shall terminate, except for such obligations set forth in Sections 7.4, 13.3, 13.6, 13.7, 14.1 and 14.2 each of which shall survive termination of this Agreement, and except that no such termination shall relieve any party from liability for any prior intentional breach of this Agreement.

Article 7.

POST-CLOSING COVENANTS

7.1	General

In case at any time after the Closing any further action is necessary to perfect the transfer of ownership of the Purchased Assets and/or such other actions as may be required to achieve the purposes of this Agreement and each Ancillary Agreement, each of BMX and the Purchaser Parent shall, and each of BMX and the Purchaser Parent shall cause each Selling Affiliate and Purchasing Affiliate (as applicable) to, take such further action (including the execution and delivery of such further instruments and documents) as BMX or the Purchaser Parent (as applicable) reasonably may request, all at the sole cost and expense of the requesting Party.

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7.2	Litigation Support

In the event and for so long as any Seller or any Purchaser is actively contesting or defending against any charge, complaint, suit, hearing or investigation by a third party (including any Regulatory Authority) in connection with (a) any transaction contemplated by this Agreement or any Ancillary Agreement (including any Local Deed) or (b) any fact, circumstance, action, failure to act or transaction on or prior to the Closing Date involving the Purchased Assets or the Coagulation Product Line, BMX or the Purchaser Parent (as applicable) shall, and shall cause each Selling Affiliate or Purchasing Affiliate (as applicable) to, co-operate with it and its counsel in the contest or defence, make available its personnel and provide such testimony and access to its books and records as shall be necessary in connection with the contest or defence, all at the cost and expense of the contesting or defending party; provided, however, that the defending or the contesting party shall not be required to pay the costs and expenses of the other Party to the extent such action or proceeding arises out of a breach of this Agreement or any Ancillary Agreement by the other Party.

7.3	Co-operation and Access to Financial Books and Records

If requested by BMX for the purpose of the preparation of Tax filings, Tax reviews and/or financial reporting for any Seller, the Purchaser Parent shall, and shall cause the Purchasing Affiliates to, provide all reasonable co-operation to BMX in regard thereto. Without limiting the generality of the foregoing, if so requested by BMX for this purpose, the Purchaser Parent shall, and shall cause the Purchasing Affiliates to, give access to all relevant books, relevant individuals and financial records relating to the Coagulation Product Line and shall allow any Seller to make copies thereof and in general shall give all necessary assistance.

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7.4	Disclosure; Press Releases

Except in so far as may be required by applicable law or regulations including those of any relevant stock exchange, neither the terms of this Agreement, any Ancillary Agreement nor any transaction contemplated hereby or thereby shall be disclosed by BMX or the Purchaser Parent without the prior consent of the other Party and, if such disclosure is required, the Parties shall co-operate in connection therewith prior to the disclosure thereof. No public release or announcement concerning this Agreement, any Ancillary Agreement or any of the transactions contemplated hereby or thereby shall be issued by any Party (or any of its Affiliates) without the prior written consent of the other Party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by applicable law or regulations including those of any relevant stock exchange, in which case the Party required to make the release or announcement shall allow the other Party reasonable time to comment on such release or announcement in advance of such issuance. Each of BMX and the Purchaser Parent shall cause each Selling Affiliate and each Purchasing Affiliate (as applicable) to comply with the terms of this Section 7.4. Notwithstanding anything to the contrary contained in this Agreement, immediately after the execution of this Agreement each of BMX and the Purchaser Parent shall issue a mutually agreeable joint press release with respect to the transactions contemplated by this Agreement.

7.5	Confidentiality

Unless otherwise agreed by the Purchaser Parent, BMX shall not, and shall cause the Selling Affiliates not to, for a period of five years after the Closing Date, disclose or make available to any third party any technical, scientific, clinical and other data, know-how, material, document or other information which is presently being used by the Coagulation Product Line, or use any such information for any purpose other than the purpose of performing Seller’s obligations hereunder or under any Ancillary Agreement. The confidentiality obligation of Sellers under this Section 7.5 shall not apply with respect to any information that is or becomes in the public domain without involving a breach by Sellers of their confidentiality obligations under this Section 7.5.

7.6	Noncompete
a)

For a period of three years from the Closing Date, BMX shall not, and BMX shall cause its Affiliates (including the Selling Affiliates) not to, directly or indirectly, own, manage, operate or control, or participate in the ownership, operation or control of, or provide any financing to or guarantee the obligations of any person or entity that engages in, or presently has definitive plans to engage in, the business of manufacturing, selling, marketing or distributing any products to the central laboratory market that compete with (i) any Products or derivations thereof that are part of the Coagulation Product Line being sold to Purchasers hereunder or (ii) any coagulation products (or derivations thereof) that are sold by Purchasers as of the Closing (collectively, “Purchasers’ Coagulation Business”). In furtherance and not in limitation of the foregoing, neither BMX nor any Affiliate shall during the three year period after the Closing Date, directly or indirectly sell, distribute or otherwise transfer any Inventory that is not Purchased Inventory to any other person or entity which sells or distributes the Coagulation Product Line other than pursuant to the Transition Services Agreement.

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b)	Notwithstanding the terms of Section 7.6(a), nothing in Section 7.6(a) shall prohibit or otherwise restrict BMX or any of its Affiliates (including the Selling Affiliates) from:
(i)

marketing or selling (A) any products into the point-of-care or physicians office laboratory markets, (B) Sellers’ Vidas product range (other than routine reagents such as PT, APTT and Fibrinogen) or (C) any products that incorporate Wave Form Technology other than in the Coagulation Product Line;

(ii)

acquiring the whole or any part of a Person which sells any products to the central laboratory market that compete with Purchasers’ Coagulation Business, except that where more than 25% of the annual revenues of the Person or of the business acquired as set out in the latest available audited financial statements of that Person or business is derived from sales of products to the central laboratory market that compete with Purchasers’ Coagulation Business, in which case BMX or such Affiliate shall use its reasonable best efforts to dispose of such businesses so acquired as promptly as is reasonably practicable after the consummation of such acquisition; or

(iii)

owning (A) less than an aggregate of five percent (5%) of any class of stock of a Person engaged, directly or indirectly, in selling products to the central laboratory market that compete with Purchasers’ Coagulation Business; or (B) less than five percent (5%) in value of the indebtedness of a Person engaged, directly or indirectly, in selling products to the central laboratory market that compete with Purchasers’ Coagulation Business.

c)

Notwithstanding anything to the contrary, Section 7.6(a) shall not apply to any third party which (i) acquires a majority equity interest in bioMerieux SA or in any of such Persons’ Affiliates or (ii) acquires all or a portion of the business or assets of bioMerieux SA or in any of such Persons’ Affiliates, regardless of the form of such transaction, and Section 7.6(a) shall not apply to any of the Affiliates of such third party (other than the entity bioMerieux SA and the entities which were Affiliates of bioMerieux SA prior to such acquisition), it being understood that Section 7.5 shall continue to apply after such acquisition between BMX and the acquiring third party.

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7.7	Regulatory Notification

Each of BMX and the Purchaser Parent shall cooperate with one another and shall bear its own costs and expenses, in an effort to, as promptly as is reasonably practicable after the Closing, provide the appropriate notices to applicable Regulatory Authorities in connection with the transfer of the Regulatory Approvals, including the US Food & Drug Administration with respect to the transfer of certain 510(k) registrations from Sellers to Purchasers hereunder.

7.8	License of Wave Form Technology

Subject to, and effective as of, the Closing, Sellers hereby grant to Purchasers a limited, nonexclusive, perpetual, royalty-free license to allow customers of the Coagulation Product Line to use the portion of the Wave Form Technology known as the A2 Flag (as it exists as of the Closing and not as it may be modified after the Closing) solely in connection with the operation of any Current Product that is a MDA instrument. The Purchaser Parent shall cause (a) each existing customer that is receiving a software update to a MDA instrument that allows for the A2 Flag to be turned off and (b) each new customer of a MDA instrument that contains an A2 Flag to execute a document, in form and substance reasonably satisfactory to BMX, confirming that the customer has no ownership interest or other rights in the A2 Flag. On the date that is one year from the Closing, the Purchaser Parent shall send to BMX all such agreements that were executed in such one-year period (it being understood that the Purchaser Parent’s obligations to obtain the documents described in this Section 7.8 shall continue after such one-year period).

7.9	Replacement of Fixed Assets During Transition Period

During the term of the Transition Services Agreement, BMX shall use its commercially reasonable efforts to maintain the Fixed Assets in a manner reasonably consistent with industry standards. If, during the term of the Transition Services Agreement, it is necessary to replace any Fixed Asset, BMX and the Purchaser Parent shall use their best efforts to work together in good faith to determine an alternative arrangement that would allow BMX to not purchase a replacement for such Fixed Asset in order to fulfill Sellers’ obligations under the Transition Services Agreement (including transitioning the manufacturing of the effected Products to Purchasers). If despite such efforts it is determined that the Fixed Asset must be replaced in order to fulfill Sellers’ obligations under the Transition Services Agreement, BMX shall, at its cost, purchase a replacement fixed asset (a “Replacement Fixed Asset”) and such Replacement Fixed Asset shall thereafter be considered a Fixed Asset for purposes of this Agreement. If Purchasers elect to purchase such Replacement Fixed Asset pursuant to the Purchased Fixed Asset Option, the Fixed Asset Amount with respect to such Replacement Fixed Asset to be paid by Purchasers shall equal the cost at which BMX purchased such Replacement Fixed Asset.

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Article 8.

US EMPLOYEES

8.1	Employment

Between the date of this Agreement and May 31, 2006, BMX and its Affiliates shall cooperate with the applicable Purchasing Affiliate (the “US Purchaser”) in providing employment records to the US Purchaser regarding the US Employees (to the extent permitted by applicable law) and in providing the US Purchaser reasonable access to the US Employees for the purpose of conducting interviews. No later than May 31, 2006, the Purchaser Parent agrees to cause the US Employer to notify BMX of the identity of those US Employees identified on Schedule 1.1O as “Transition Employees”, if any, to whom the US Employer will make offers of employment effective as of the Closing Date (the “US Offered Employees”) and the identity of those US Employees who are identified on Schedule 1.1O as “Non-Transition Employees”, if any, to whom the US Employer will make offers of employment effective as of the Transition Transfer Date (the “US Transition Offered Employees”). The Purchaser Parent shall cause the US Employer to offer employment to each US Offered Employee effective as of the close of business on the Closing Date (or, in the case of the US Transition Offered Employees, the Transition Transfer Date). The terms and conditions of such offers to at least a majority of the US Offered Employees and the US Transition Offered Employees with respect to salary, wages and other benefits shall be at least substantially equivalent, when taken in the aggregate, to than those provided to such US Offered Employees by BMX and its Affiliates as of the Closing Date (or, in the case of US Transition Offered Employees, the Transition Transfer Date). Each US Offered Employee (other than a US Transition Offered Employee) who accepts the US Employer’s offer of employment shall become a “US Transferred Employee” as of the Closing Date and each US Transition Offered Employee who accepts the US Employer’s offer of employment shall become a “US Transition Transferred Employee” as of the Transition Transfer Date. BMX shall cooperate with the US Employer in the transfer of employment of the US Transferred Employees and US Transition Transferred Employees to the US Employer as of the Closing Date or the Transition Transfer Date, as applicable.

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8.2	Severance

If within six months of the Closing Date any Purchaser or any Affiliate of any Purchaser hires any individual located in the United States who was an employee of BMX in the Coagulation Product Line as the Closing Date but who was not a US Transferred Employee (other than any person who is a US Transition Transferred Employee), then the Purchaser Parent shall reimburse Sellers for any severance obligations previously paid by Sellers to such employee.

Article 8A.

UK EMPLOYEES

8A.1	Excluded UK Employee

The applicable Seller will continue to employ the Excluded UK Employee.

8A.2	Payments up to the Closing Date

Notwithstanding anything to the contrary contained in this Agreement, all salaries and other emoluments of the Transferred UK Employees shall be discharged and all Pay As You Earn tax deduction and National Insurance Contribution regulations shall be complied with by the applicable Seller in respect of all periods up to and including the Closing Date and the salaries and wages of the Transferred UK Employees in respect of the period after the Closing Date shall be for the applicable Purchaser.

8A.3	Application of the UK Regulations

BMX (on behalf of itself and the applicable Selling Affiliate) and the Purchaser Parent (on behalf of the relevant Purchasing Affiliate) acknowledge and agree that the UK Regulations will apply to the sale and purchase of the Coagulation Product Line under this Agreement and to the Transferred UK Employees so that the Transferred UK Employees will be employed by the applicable Purchaser on the same terms and conditions of employment, including with regard to status and location, as they enjoyed immediately prior to the Closing Date.

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8A.4	BMX’s indemnity

BMX shall indemnify and keep the applicable Purchasers indemnified against all claims, liabilities, losses and costs (including without limitation legal costs) arising out of or relating to:

a)	any act or omission of any Seller prior to the Closing Date arising out of or relating to the employment of any of the Transferred UK Employees;
b)

the employment or termination of employment of the Excluded UK Employee and any other employee or person engaged in the Coagulation Product Line who is not a Transferred UK Employee and where such liabilities transfer or are alleged to transfer to the applicable Purchaser pursuant to the UK Regulations; or

c)

any claim by a recognised trade union, works council, staff association or other representative, person or body (whether elected or not) in respect of the Transferred UK Employees arising out of the applicable Seller’s failure to comply with its legal obligations to such union, council, association, representative, body or person, including any breach of Regulation 13 of the Regulations save to the extent that such breach is caused by the applicable Purchaser’s failure to provide the necessary information to the applicable Seller about its proposed measures as defined in Regulation 13(4) of the Regulations.

8A.5	Purchaser Parent’s indemnity

The Purchaser Parent shall indemnify and keep the applicable Sellers indemnified against all claims, liabilities, losses and costs (including without limitation legal costs) arising out of or relating to:

a)	any act or omission of any Purchaser prior to or after the Closing Date relating to the employment or termination of employment of any of the Transferred UK Employees; and
b)	any breach of Regulation 13(4) of the UK Regulations.

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8A.6	[Intentionally Left Blank]
8A.7	Persons other than Transferred UK Employees to whom the UK Regulations apply

If any contract of employment (including any rights, powers, duties and liabilities under or in connection with any such contract) of any person who is not a Transferred UK Employee is found or alleged to have effect pursuant to the Regulations after the Closing Date as if it was a contract of employment originally made with a Purchaser, BMX agrees that:

a)

in consultation with the applicable Purchaser, it will procure that the applicable Seller will within seven days of discovering such a finding or allegation make to that person an offer in writing to employ him or her under a new contract of employment to take effect on the termination referred to below; and

b)

such offer of employment will be on terms and conditions which, when taken as a whole do not materially differ from the terms and conditions of employment of that person immediately before the Closing Date.

Upon that offer being made, or at any time after the expiry of seven days from a request by a Purchaser for the applicable Seller to make that offer, the applicable Purchaser shall terminate the employment of the person concerned, and BMX shall indemnify the Purchasers against all claims, liabilities, costs and expenses arising directly or indirectly out of the employment of such person from the Closing Date until such termination and the termination of such employment.

8A.8	Employee objections

If any Transferred UK Employee informs a Seller or a Purchaser that he or she objects to the transfer of his employment to a Purchaser under this Agreement pursuant to the UK Regulations, a Seller or a Purchaser (as the case may be) shall notify the other forthwith and, they shall use all reasonable endeavours to persuade such Transferred UK Employee to withdraw that objection and accept employment with the applicable Purchaser.

8A.9	Employee Liability Information

The Parties confirm that it is their intention that the provision of Employee Liability Information is regulated by the parties themselves in accordance with the commercial arrangements set out in this Agreement. In particular but without limitation:

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a)

the Purchaser Parent specifically undertakes for itself and on behalf of the applicable Purchasing Affiliate that it will not make any application pursuant to Regulation 12 of the UK Regulations in respect of any failure or alleged failure to provide Employee Liability Information to the Purchaser Parent or the applicable Purchasing Affiliate;

b)

the Purchaser Parent for itself and on behalf of the relevant Purchasing Affiliate confirms that it would not be just or equitable for any court or tribunal to make any award pursuant to Regulation 12(3) of the UK Regulations given the terms of this Agreement. If, contrary to the intentions of the parties, any award is made pursuant to Regulation 12(3) of the UK Regulations, the compensation paid will be offset against any other sums payable under this Agreement to the Purchasers to the extent those other sums arise out of the same act or omission by a Seller and will only be payable by a Seller to a Purchaser pursuant to this Agreement to the extent that a Purchaser has complied with any terms or conditions laid down in this Agreement for a claim against a Seller for breach of any of its terms; and

c)

the applicable Purchaser will give full credit for any sums paid by the applicable Seller to any award under Regulation 12(3) of the UK Regulations in respect of any other claims (whether employment related or otherwise) which (after complying with any terms or conditions laid down in this Agreement) Purchasers have against Sellers arising out of this Agreement.

8A.10	UK Pension Schemes

In respect of those Transferred UK Employees who immediately before the Closing Date are members of the bioMerieux UK Limited Money Purchase Scheme (the “UK Scheme”), the Purchaser Parent shall cause the applicable Purchasing Affiliate to make available as of the Closing Date a scheme which:

(a)	is a registered pension scheme (as defined in s150(2) Finance Act 2004);
(b)

will provide each of those Transferred UK Employees with substantially equivalent benefits (including the defined benefit guarantee) for service with Purchasers on or after the Closing Date to those which would have been provided by the UK Scheme in respect of such service had it been service with Sellers;

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(c)	will require the Transferred UK Employees to pay no greater member’s contributions to it than they were paying to the UK Scheme immediately before the Closing Date, and
(d)

will accept a transfer payment from the UK Scheme in respect of the Transferred UK Employee’s accrued benefits under the UK Scheme, if the Transferred UK Employee consents to such a transfer payment being made.

In respect of Mr N Seager, the Purchaser Parent shall cause the applicable Purchasing Affiliate to make available as of the Closing Date a scheme which:

(a)	is a registered pension scheme (as defined in s150(2) Finance Act 2004);
(b)

will require the applicable Purchasing Affiliate to pay the same employer’s contributions and Mr Seager to pay the same member’s contributions as from the Closing Date as were payable to the bioMerieux UK Group Personal Pension Scheme (the “UK GPP”) immediately before the Closing Date, and

(c)	will accept a transfer payment from the UK GPP in respect of Mr Seager’s interest in the UK GPP, if Mr Seager requests such a transfer payment.

Article 8B.

GERMAN EMPLOYEES

8B.1	Transfer of Employees

The Parties agree that the German Employees’ employment relationships are attributable to the business of the Coagulation Product Line of the Sellers and shall transfer to the Purchasers by matter of law pursuant to section 613a of the German Civil Code (“BGB”).

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8B.2	Identification of German Transferred Employees; Cooperation between BMX and Purchaser Parent

Between the date of this Agreement and May 31, 2006, BMX will cause its Affiliate located in Germany (“BMX Germany”) to cooperate with the applicable Purchasing Affiliate (the “German Purchaser”) in providing employment records to the German Purchaser regarding the German Employees (to the extent permitted by applicable law), in particular regarding compensation and pension promises and providing the German Purchaser with reasonable access to the German Employees (to the extent permitted by applicable law) for the purpose of conducting interviews. No later than May 31, 2006, the Purchaser Parent shall cause the German Purchaser to notify BMX Germany of the identity of those German Employees, if any, that the German Purchaser would like to retain following the Closing Date (the “ German Transferred Employees”) and BMX Germany and the German Purchaser shall cooperate in encouraging the German Transferred Employees to transfer to the German Purchaser and not to object to the transfer of the employment relationships. BMX Germany and the German Purchaser shall encourage any German Employee, other than a German Transferred Employee, to object to the transfer of his employment relationship in accordance with Section 8B.4. In any event, BMX Germany and the German Purchaser shall coordinate efforts and work jointly in good faith to finalize a written notification in accordance with section 613a paragraph 5 BGB, including information on the relocation of the employees from Nürtingen to Lemgo, which is to be delivered to each of the Transferred German Employees within one week following the signing of this Agreement.

8B.3	Transfer by Matter of Individual Agreement

In case the employment relationship with any German Transferred Employee does not transfer by law under section 613a BGB, the Parties will use their best efforts to effectuate that the transfer occurs by matter of individual agreement. Should this effort not be successful, Section 8B.4 shall apply.

8B.4	Objecting Employees

If any of the German Employees should object to the transfer of their employment relationship, the Parties are aware that the employment relationship rests with BMX Germany and that BMX Germany may be hindered to terminate the particular employee due to the obligation of social selection, i.e., BMX Germany may be obliged to select a different employee for termination, it being understood that the Purchasers shall not be liable for any obligations as a result of the continued employment or termination by BMX Germany of such German Employees.

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8B.5	Costs of Reconciliation of Interests and Social Plan

BMX Germany will negotiate a Social Plan (“Sozialplan”) and a Reconciliation of Interests (“Interessenausgleich”) (collectively, the “Plans”) with its works council in Germany for those German Employees whose employment relationships may be affected by the transfer of the business of the Coagulation Product Line to the Purchasers. The German Purchaser shall have the right to silently attend the negotiations regarding the Plans. Any concerns of the German Purchaser regarding the content of the Plans shall be discussed between BMX Germany and the German Purchaser in the absence of BMX Germany’s works council. The Plans are subject to the German Purchaser’s approval, which approval will not be unreasonably withheld, as regards the costs for which the German Purchaser may become liable in accordance with the applicable statutory rules on employee transfer.

8B.6	Provision of Personnel Files

Immediately after the end of the one month objection period pursuant to Sec. 613a para. 6 BGB, BMX Germany will provide the German Purchaser with the originals of the personnel files plus ancillary human resources documents relating to pending litigation, if any, for all German Employees who actually transfer to the German Purchaser in connection with the transactions contemplated hereby. BMX Germany is, however, entitled to retain copies and to have access to the original documents to the extent reasonably requested by BMX Germany. The German Purchaser will keep such documents for as long as is required under applicable law.

8B.7	Existing Pension Schemes

The Parties are aware that among the German Employees, there are employees with pension promises (“Versorgungszusage”) given under different pension schemes. These pension promises are diversely financed by book reserves (“Pensionsrückstellungen”), direct insurance contracts (“Direktversicherungen”) and a re-insured support fund (“rückgedeckte Unterstützungskasse”).

BMX hereby warrants that only two different categories of pension schemes are in place at BMX Germany:

(i)

BMX Germany has granted an employer’s pension commitment (“Direktzusage”) plus a direct insurance (“Direktversicherung”) to some of the German Employees. The direct insurance has been granted under the provision that any pension benefits paid out by the insurance company shall be set off against the pension benefits paid under the employer’s pension commitments.

(ii)	BMX Germany has also granted to some of the German Employees pension promises financed through a re-insured support fund (“rückgedeckte Unterstützungskasse”).

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8B.8	Transfer of Pension Obligations

As of the Effective Date all pension obligations under the given pension promises vis-á-vis the German Employees, whose employment relationships actually transfer to the German Purchaser, shall be assumed by the German Purchaser.

8B.9	Past Service Pension Obligations

With respect to the pension obligations vis-á-vis the German Employees whose employment relationships actually transfer to the German Purchaser that have accrued in periods prior to the date of the transfer of the employment relationships (“Past Service Pension Obligations”) the parties agree that

(i)

BMX shall indemnify the German Purchaser for Past Service Pension Obligations based on pension promises vis-á-vis the German Employees that are financed through a support fund. This obligation to indemnify Purchaser is not time barred.

and

(ii)

promptly after the end of the one month objection period pursuant to Sec. 613a para. 6 BGB BMX Germany shall determine for each of the German Employees whose employment relationship actually transfers to the German Purchaser and who have been given employer’s pension commitments that are financed by book reserves (“Direktzusagen”)

(a)

the value of the Defined Benefit Obligation pursuant to IAS 19 (“DBO”) of Past Service Pension Obligations under the respective employer’s pension commitment at the date of the transfer of the employment relationship. After the calculation of the DBO, BMX Germany shall notify the German Purchaser without undue delay of the calculated amount and the calculation method, including the used actuarial assumptions, upon which such amount has been calculated (“BMX Germany’s Assumptions”). The German Purchaser shall within 14 (in words: fourteen) days after receipt of such notification notify BMX Germany of any changes, if any, in BMX Germany’s Assumptions that the German Purchaser considers necessary to calculate a DBO amount that reflects the equivalent of the real obligations assumed by the German Purchaser for Past Service Pension Obligations (the “German Purchaser’s Assumptions”). (aa) If no such notification is given by the German Purchaser within 14 days after receipt of the notification by BMX Germany, the DBO amount calculated upon BMX Germany’s Assumptions shall be deemed the “Agreed DBO”. (bb) If BMX Germany accepts the German Purchaser’s Assumptions, the DBO shall be recalculated by BMX Germany, using the German Purchaser’s Assumptions and the amount calculated upon the German Purchaser’s Assumptions shall be deemed the “Agreed DBO”. (cc) If BMX Germany does not accept the German Purchaser’s Assumptions, the Parties shall order AON Jauch & Hübener Consulting, Actuarial Services, Seidlstraße 2, 80335 München to calculate the “Agreed DBO” upon assumptions set by AON Jauch & Hübener Consulting in the light of the DBO’s purpose to reflect the equivalent of the real obligations assumed by the German Purchaser for Past Service Pension Obligations. The costs for such calculation by AON Jauch & Hübener Consulting shall be split equally among the parties.

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and

(b)

the capitalized value (“Kapitalwert”) at the date of the transfer of the employment relationship of a direct insurance contract that is set off against the obligations under employer’s pension commitments under the applicable pension scheme.

The difference between the Agreed DBO and the capitalized value of the respective direct insurance contract shall establish the “Unfunded Past Service Pension Obligation”. No later than 90 (in words: “ninety”) calendar days after the end of the one month objection period pursuant to Sec. 613a para. 6 BGB BMX Germany shall pay the Unfunded Past Service Pension Obligation to the German Purchaser.

8B.10	Direct Insurance Contracts and Re-Insurance Contracts

With respect to the German Employees, whose employment relationships actually transfer to the German Purchaser and who have been given employer’s pension commitment or with respect to whom BMX Germany has entered into a re-insurance contract for the funding of a pension promise, the Parties shall determine in good faith in co-ordination with the respective insurance companies between the date hereof and the Closing Date the extent to which, and the process by which, any such insurance contract or re-insurance contract shall be transferred to, and assumed by, the German Purchaser. If a transfer of the insurance contract or the re-insurance contract to the German Purchaser cannot be established the Parties will agree upon a regulation coming as close as legally and economically possible to the Parties’ intention as set forth in Section 8B.9 that BMX shall bear the costs for Past Service Pension Obligations.

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8B.11	Support Fund Promises

With respect to the German Employees, whose employment relationships actually transfer to the German Purchaser who have been given Support Fund pension promises, the Parties shall determine in good faith in co-ordination with the respective support fund between the date hereof and the Closing Date the process by which any such support fund pension promise shall be continued by the German Purchaser. If a continuation of the support fund by the German Purchaser cannot be established the Parties will agree upon a regulation coming as close as legally and economically possible to the Parties’ intention as set forth in Section 8B.9 that BMX shall bear the costs for Past Service Pension Obligations.

8B.12	Wrong-Pocket Indemnity

In the event that any individuals other than the German Transferred Employees (“Additional German Employees”) (be it (i) individuals who are not German Employees or (ii) individuals who are German Employees but not German Transferred Employees) claim to have employment rights with any Purchaser under section 613a BGB in connection with the sale and transfer of the business of the Coagulation Product Line, BMX shall indemnify the respective Purchaser against, and agrees to hold it harmless from, any Loss (as defined in Section 9.1(a)) arising from, in connection with or otherwise with respect to (i) any proceeding related to such employment rights, including any dismissal protection lawsuit and termination negotiations and (ii) any obligations arising out of the continuing employment of such Additional German Employees whose claimed employment relationship are disputed by the German Purchaser. Promptly after being informed of the existence of any Additional German Employees, the Parties will inform each other in writing thereof, including the basis upon which such individuals are purported to have become Additional German Employees. The Purchasers shall not make any admission of liability, agreement, settlement or compromise with any Additional German Employee to any such claim without prior written consent of BMX Germany, which consent shall not be unreasonably withheld. BMX Germany shall have the right to designate, at its own expense, its own counsel to join counsel appointed by the German Purchaser for the defence of the Purchasers against the Additional German Employees’ claims. BMX Germany’s counsel shall have the right to conduct the defence and to compromise or settle the relevant dispute. If BMX Germany takes the conduct of the defence pursuant to this clause 8B.12, the Purchasers shall give, or cause to be given to, BMX Germany and its representatives all such assistance as BMX Germany may reasonably require in avoiding, disputing, resisting, settling, compromising, defending or appealing any such claim and shall instruct such counsel as BMX Germany may nominate to act on behalf of the Purchasers.

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Article 8C.

OTHER PROVISIONS RELATED TO EMPLOYEES

8C.1	Unfunded Benefits Obligations

Notwithstanding anything to the contrary contained in this Agreement, at the Closing Sellers shall transfer to Purchasers the funded asset or accrued liability (as calculated based on the most recent actuarial studies as of the Closing) with respect to defined benefit obligations owing to any Transferred UK Employee. To the extent that Sellers transfer to Purchasers any accrued liability pursuant to this Section 8C.1, there shall be a corresponding reduction in the Non-US Purchase Price paid hereunder.

8C.2	Other Employees

If, under the laws of any jurisdiction other than the United States, any part of the United Kingdom or Germany, any employees of Sellers automatically transfer to Purchasers in connection with the transfer of the Purchased Assets in such jurisdiction, Sellers shall, for a period of three months from the Closing, be responsible for any amounts owing to such employee if such employee is terminated by Purchasers (it being understood that the Purchaser Parent shall use its commercially reasonable efforts to cooperate with Sellers in an effort to mitigate any such amounts).

Article 9.

INDEMNIFICATION

9.1	Indemnification by BMX
a)

BMX’s Indemnity. To the extent set forth in this Section 9.1, BMX shall indemnify and hold harmless Purchasers at all times against and in respect of all claims, liabilities, losses, damages, deficiencies, costs and expenses, of every kind, nature and description, fixed or contingent (including, reasonable counsel’s fees and expenses in connection with any action, claim or proceeding relating thereto or seeking enforcement of a party’s obligations hereunder) (“Losses”), asserted against, resulting to, imposed upon or incurred by Purchasers to the extent arising out of or based upon any breach of any of the representations, warranties, covenants or agreements of Sellers set forth in this Agreement or any Ancillary Agreement.

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b)	Limitations on BMX’s Indemnity.
(i)

BMX shall not be liable for any Loss described in Section 9.1(a) arising out of or based upon any breach of any of the representations and warranties of Sellers until the aggregate of all such Losses for which BMX is liable are in excess of one and one-half percent (1.5%) of the Purchase Price and then only to the extent that such amount exceeds one and one-half percent (1.5%) of the Purchase Price. Notwithstanding the foregoing, BMX shall not indemnify or hold Purchasers harmless against any such individual Loss unless such Loss exceeds $37,500 and no such individual Loss of less than $37,500 (exclusive of attorneys’ fees) shall be considered in determining whether the aggregate Losses exceed the threshold set forth in the preceding sentence.

(ii)

BMX’s aggregate liability for (A) the Losses described in Section 9.1(a) and (B) any Losses incurred by Purchasers under the Transition Services Agreement (which Losses shall be subject to, and determined in accordance with, the terms and conditions of the Transition Services Agreement) shall not exceed, in the aggregate, fifteen percent (15%) of the Purchase Price.

9.2	Indemnification by Guarantor and the Purchaser Parent.
a)

Purchaser’s Indemnity. Guarantor and the Purchaser Parent, jointly and severally, shall indemnify and hold harmless Sellers at all times against and in respect of Losses which Sellers may suffer or incur to the extent arising out of or based upon: (i) any breach of any of the representations, warranties, covenants or agreements of Guarantor or Purchasers set forth in this Agreement or any Ancillary Agreement; (ii) any Assumed Liability; or (iii) except as may be otherwise provided in the Transition Services Agreement, the operation of the Coagulation Product Line after the Closing Date.

b)	Limitations on Purchaser’s Indemnity.
(i)

Neither Guarantor nor the Purchaser Parent shall be liable for any Loss described in Section 9.2(a) arising out of or based upon any breach of any of the representations and warranties of Guarantor or Purchasers until the aggregate of all such Losses for which it is liable are in excess of one and one-half percent (1.5%) of the Purchase Price and then only to the extent that such amount exceeds one and one-half percent (1.5%) of the Purchase Price. Notwithstanding the foregoing, neither Guarantor nor Purchaser Parent shall indemnify or hold Sellers harmless against any such individual Loss unless such Loss exceeds $37,500 and no such individual Loss of less than $37,500 (exclusive of attorneys’ fees) shall be considered in determining whether the aggregate Losses exceed the threshold set forth in the preceding sentence.

(ii)	The aggregate liability of Guarantor and the Purchaser Parent for the Losses described in Section 9.2(a) shall not exceed fifteen percent (15%) of the Purchase Price.

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9.3	Procedure for Indemnification.
a)

Should any claim, action or proceeding by or involving a third party arise after the Closing Date for which any party (the “Indemnifying Person”) is liable for indemnification under the terms of this Agreement, the other party (the “Indemnified Person”) shall notify the Indemnifying Person within a reasonable time after such claim, action or proceeding arises and is known to the Indemnified Person (provided that the failure to give timely notice shall not affect the right to indemnification hereunder except to the extent that the Indemnifying Person is actually damaged or prejudiced by such delay), and the Indemnified Person shall give the Indemnifying Person a reasonable opportunity:

(i)	to take part in any examination of the books and records;
(ii)

to conduct any proceedings or negotiations in connection therewith that is necessary or appropriate to defend the Indemnified Person or prosecute any claim, action, counterclaim or other proceeding with respect thereto;

(iii)	to take all other required steps or proceedings to settle or defend any such claim, action or proceeding; and
(iv)	to employ counsel to contest any such claim, action or proceeding in the name of the Indemnified Person or otherwise.

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The expenses of all proceedings, contests or lawsuits with respect to such claims or actions shall be borne by the Indemnifying Person. If the Indemnifying Person wishes to assume the defense and/or settlement of any such claim or action, it shall give written notice to the Indemnified Person admitting the possibility of its indemnification obligation in respect thereof and stating that it intends to assume such defense within 15 days after notice from the Indemnified Person of such claim or action (unless the claim or action reasonably requires a response in less than 15 days after notice thereof is given to the Indemnifying Person, in which event it shall notify the Indemnified Person at least five days prior to such reasonably required response date), and the Indemnifying Person shall thereafter assume the defense of such claim or action, through counsel reasonably satisfactory to the Indemnified Person; provided that the Indemnified Person may participate in any such defense at its own expense. The Indemnified Person shall afford the Indemnifying Persons’ counsel and other authorized representatives reasonable access during normal business hours to all books, records, offices and other facilities and properties of the Indemnified Person, and to the personnel of the Indemnified Person, and shall otherwise use all reasonable efforts to cooperate with the Indemnifying Person, such counsel and such other authorized representatives in connection with the exercise of the rights of the Indemnifying Person pursuant to this Section 9.3; provided, however, that prior to the Indemnifying Person entering into any settlement arrangement it must first acknowledge its obligation to indemnify the Indemnified Person.

b)

If the Indemnifying Person shall not assume the defense of, or if after so assuming it shall fail to actively defend, any such claim or action, the Indemnified Person may defend against any such claim or action in such manner as it may deem appropriate, and the Indemnified Person may settle such claim or action on such terms as it may deem appropriate, and the Indemnifying Person promptly shall reimburse the Indemnified Person for the amount of such settlement and for all expenses, legal and otherwise, reasonably and necessarily incurred by the Indemnified Person in connection with the defense against and settlement of such claim or action. If no settlement of such claim or action is made, the Indemnifying Person shall satisfy any judgment rendered with respect to such claim or in such action, before the Indemnified Person is required to do so, and pay all expenses, legal or otherwise, reasonably and necessarily incurred by the Indemnified Person in the defense against such claim or action.

c)

If a judgment is rendered against the Indemnified Person in any action covered by the indemnification hereunder, or any lien attaches to any of the assets of the Indemnified Person, the Indemnifying Person immediately upon such entry or attachment shall pay such judgment in full or discharge such lien unless, at the Indemnifying Person’s expense and direction, an appeal is taken under which the execution of the judgment or satisfaction of the lien is stayed. If and when a final judgment is rendered in any such action, the Indemnifying Person shall forthwith pay such judgment before the Indemnified Person is compelled to do so.

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9.4	Survival

Subject to the following sentence, the representations and warranties of the parties contained herein shall survive the Closing for a period of eighteen (18) months at which time they shall expire except for claims previously made in writing with respect to breaches of such representations and warranties. The representations and warranties of BMX contained in Sections 4.1(e), and, solely as it relates to standard costs, Section 4.1(p), shall survive the Closing for a period of twenty-four (24) months at which time they shall expire except for claims previously made in writing with respect to breaches of such representations and warranties, and the representations and warranties of BMX contained in Section 4.1(j) shall survive the Closing for a period equal to the shelf life applicable to the reagent at issue at which time they shall expire except for claims previously made in writing with respect to breaches of such representations and warranties. No claim may be made based upon an alleged breach of any of such representations or warranties, unless written notice of such claim, in reasonable detail, is given to the Purchaser Parent or to BMX, as the case may be, within said 18-month period (or such other period as is applicable) following the Closing.

9.5	Exclusive Remedy

From and after the Closing, the rights and remedies set forth in this Article 10 shall constitute the sole and exclusive rights and remedies of Purchasers and Sellers with respect to this Agreement and any Ancillary Agreement, the events giving rise to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby.

9.6	Net Losses and Subrogation
a)

Notwithstanding anything contained herein to the contrary, the amount of any Losses incurred or suffered by the Indemnified Person shall be calculated after giving effect to: (i) any insurance proceeds received by the Indemnified Person (or any of its Affiliates) with respect to such Losses; (ii) any Tax benefit realized by the Indemnified Person (or any of its Affiliates) arising from the facts or circumstances giving rise to such Losses; and (iii) any recoveries obtained by the Indemnified Person (or any of its Affiliates) from any other third party. Each Indemnified Person shall exercise its reasonable best efforts to obtain such proceeds, benefits and recoveries. If any such proceeds, benefits or recoveries are received by an Indemnified Person (or any of its Affiliates) with respect to any Losses after the Indemnified Person (or any Affiliate) has received the benefit of any indemnification hereunder with respect thereto, the Indemnified Person (or such Affiliate) shall pay to the Indemnifying Person the amount of such proceeds, benefits or recoveries (up to the amount of the Indemnifying Person’s payment).

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b)

Upon making any payment to an Indemnified Person in respect of any Losses, the Indemnifying Person will, to the extent of such payment, be subrogated to all rights of the Indemnified Person (and its Affiliates) against any third party in respect of the Losses to which such payment relates. Such Indemnified Person (and its Affiliates) and Indemnifying Person will execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.

Article 10.

CERTAIN ADDITIONAL SUBSTANTIVE PROVISIONS

10.1	Transfer Taxes / Fees

Subject to the terms of this Section 10.1, as a general matter all Taxes and fees related to the transfer of the Purchased Assets hereunder shall be paid by the Party legally obligated to pay such Taxes. For the avoidance of doubt and in accordance with the principle set forth in the previous sentence, (a) any VAT and sales tax imposed upon the transfer of the Purchased Assets from Sellers to Purchasers shall be paid by the Purchaser Parent, the applicable Purchasing Affiliate, or, if applicable, Purchasers’ distributor and (b) all Taxes associated with any gain realized on the sale of assets shall be paid by BMX. Notwithstanding the first sentence of this Section 10.1, Sellers shall pay stamp duties, transfer tax, registration duties and equivalent direct taxes levied locally and directly linked to the execution and delivery of a Local Deed. The Parties shall in good faith cooperate with each other in an effort to minimize the taxes owing in connection the transfer of the Purchased Assets, including, if applicable, implementing mutually agreeable structures that will minimize such taxes. Such structures may include transferring certain Purchased Assets directly to Purchasers’ distributors (with a corresponding reduction in the Purchase Price paid by Purchasers to Sellers hereunder) if the process for doing do is mutually agreeable to the Purchaser Parent and BMX.

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10.2	Transition

The Purchaser Parent and BMX shall, and the Purchaser Parent and BMX (as applicable) shall cause the Purchasing Affiliates and the Selling Affiliates (as applicable) to, mutually co-operate to

a)	assist Purchasers in a smooth transition of the ownership of the Purchased Assets and Coagulation Product Line both in accordance with the Transition Services Agreement and otherwise; and
b)

for their mutual benefit take all precautions reasonably possible to keep the negotiations of Purchasers and Sellers with respect to this Agreement and future plans of Purchasers and Sellers confidential and not to disclose such plans to third parties.

10.3	Orders

All orders placed before the Closing Date for delivery of Current Products after the Closing Date shall be deemed orders accepted by Sellers for the benefit and account of Purchasers and Purchasers undertake to accept and deliver those orders on the terms and conditions as agreed upon by Sellers with the pertaining customer.

10.4	Access to Books and Records; Future Litigation

For a period of seven (7) years from the Closing Date, the Purchaser Parent shall not, and the Purchaser Parent shall cause the Purchasing Affiliates not to, without the written consent of BMX, destroy or otherwise dispose of any information, books or records transferred to Purchasers hereunder. After the Closing, the Purchaser Parent shall, and the Purchaser Parent shall cause the Purchasing Affiliates to, make available to Sellers as reasonably requested by Sellers, their agents and representatives, any taxing authority, or any other Regulatory Authority all such information, books and records. After the Closing, the Purchaser Parent shall, and the Purchaser Parent shall cause the Purchasing Affiliates to, also make available to Sellers, as reasonably requested by Sellers, personnel responsible for preparing or maintaining such information, books and records. In the event that demand shall be made or suit shall be instituted against any Seller seeking payment or other performance of any contracts, commitment or obligation of any Seller in connection with the Coagulation Product Line, the Purchaser Parent shall, and the Purchaser Parent shall cause the Purchasing Affiliates to, upon request of BMX, provide such assistance and co-operation as shall be reasonably necessary for Sellers to comply with or defend against such demand or suit.

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10.5	Assistance with Audit

If Purchasers are required by the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder, to audit and provide financial statements of the Coagulation Product Line as it existed prior to the Closing, BMX shall, and shall cause the Selling Affiliates to, use commercially reasonable efforts to cooperate with the Purchaser Parent to provide all financial information as may be reasonably necessary to complete such audit and financial statements at the expense of the Purchaser Parent. BMX agrees to use its commercially reasonable efforts to cause BMX’s accountants to perform any required audit of the Coagulation Product Line if so requested by Purchasers at Purchasers’ expense.

Article 11.

SERVICES

11.1	Transition Services Agreement

Contemporaneously with the execution of this Agreement, the Parties shall enter into the Transition Services Agreement.

11.2	Use of Name

Purchasers will not have the right to use the “bioMerieux” name other than in accordance with the Transition Services Agreement; provided, however, that this Section 11.2 shall not (a) prohibit Purchasers from distributing the finished goods packaged in Sellers’ labelling that are included in the Purchased Inventory or (b) prohibit Purchaser from using printed materials bearing the “bioMerieux” name for a period equal to the lesser of (i) three months after Closing and (ii) such time as it takes Purchasers to get printed materials in its own livery.

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Article 12.

INCOME TAXES

12.1	Payment of Sellers’ Income Taxes

Sellers shall pay when due all foreign, federal, state or local Taxes measured by or with respect to the income of Sellers in respect of the Coagulation Product Line for taxable periods ending on or prior to the Closing Date.

12.2	Co-operation by Purchasers

Following the Closing Date, Purchasers shall furnish to Sellers, at no cost to Sellers, all data and other information relating to the Coagulation Product Lines as Sellers may reasonably require to calculate their income Tax liability in respect of the Coagulation Product Line for periods prior to the Closing Date and to prepare the Tax returns and declarations in respect thereof. If additional information is thereafter required by Sellers in connection with the calculation of such liability or the preparation of such Tax returns, amended Tax returns or declarations or in Tax examinations, Purchasers shall furnish such information to Sellers in a timely manner and at no cost to Sellers. Purchasers shall also provide reasonable assistance to Sellers in connection with any Tax audits or other administrative or juridical proceedings involving the Coagulation Product Line and affecting such income Tax returns or declarations; provided; however, that Sellers shall reimburse Purchasers for any expenses reasonably incurred by Purchasers in connection therewith. Purchasers shall not, without the prior written consent of Sellers, initiate any contact or voluntarily enter into any agreement with, or volunteer any information to, the taxing authorities with regard to specific items on any such Tax returns or declarations, except as required by law.

Article 13.

MISCELLANEOUS

13.1	Entire Agreement

This Agreement and the Ancillary Agreements (including the Schedules, Exhibits and Annexes attached hereto and thereto) constitutes the entire agreement between Sellers, on the one hand, and Guarantor and Purchasers, on the other hand, and supersedes any prior understandings, agreements, or representations by or between Sellers, on the one hand, and Guarantor and Purchasers, on the other hand, written or oral, that relate to the subject matter thereof.

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13.2	Succession and Assignment

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party, provided, however, that each Party (other than Guarantor) may (a) assign any of its rights and interests under it to one or more of its Affiliates and (b) designate one or more of its Affiliates to perform all or certain of their obligations hereunder (in any or all of which cases the assigning Party remain liable and responsible for the performance of all of its obligations under it).

13.3	Notices

All notices and other communications under this Agreement shall be in writing and in the English language and shall be deemed given (a) when delivered by hand or mail, (b) when transmitted by telefax or email, with confirmation of receipt, or (c) five (5) days after being sent by express mail or other express delivery service, to the addressee at the following addresses (or to such other address as a Party may specify from time to time by notice hereunder):

If to Guarantor or Purchasers:

name:	Trinity Biotech Manufacturing Limited
to the attention of:	Rory Nealon
address:	Southern Cross Road, Bray, Co. Wicklow
country:	Ireland
telefax:	011 353 1 276 9888
With a copy to:
name:	Carter Ledyard & Milburn LLP
to the attention of:	Alan Bernstein
address:	2 Wall Street, New York, NY 10005
country	USA
telefax	212 732 3232

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If to BMX:
	name:	bioMerieux, Inc.
	to the attention of:	President
	address:	100 Rodolphe Street, Durham, NC 27712
	country:	USA
	telefax:	919 620 2519

With a copy to:
	name:	bioMerieux, Inc.
	to the attention of:	General Counsel
	address:	100 Rodolphe Street, Durham, NC 27712
	country:	USA
	telefax:	919 620 2519

13.4	Amendments and Waivers

No amendment of any provision of this Agreement shall be valid unless the same is in writing and duly signed by each Party. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant under this Agreement, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant under this Agreement or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

13.5	Severability

Any provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining provisions of this Agreement or the validity or enforceability of the offending provisions in any other situation or in any other jurisdiction, and such invalid or unenforceable provision shall be replaced by a valid and enforceable provision that reflects its purpose to the maximum extent permitted by law.

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13.6	Expenses

Except as otherwise provided herein, each Party will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated by it.

13.7	Legal Advice

Each Party acknowledges that it has had the opportunity to consult with independent counsel of its choice with regard to the transactions contemplated under this Agreement, prior to the execution of this Agreement.

13.8	Bulk Transfer Laws

The Purchaser Parent, on behalf of itself and each Purchasing Affiliate, hereby waives compliance by Sellers with the provisions of any bulk transfer laws of any jurisdiction in connection with the transactions contemplated herein.

13.9	Schedules

Sellers may, from time to time, prior to or at the Closing, by notice in accordance with the terms of this Agreement, supplement or amend any Schedule (other than Schedule 6.2(d)), including one or more supplements or amendments to correct any matter which could constitute a breach of any representation, warranty, covenant or obligation contained herein. No such supplemental or amended Schedule shall be deemed to cure any breach for purposes of Section 6.2(a). If, however, the Closing occurs, any such supplement and amendment will be effective to cure and correct for all other purposes any breach of any representation, warranty, covenant or obligation which would have existed if Sellers had not made such supplement or amendment, and all references to any Schedule hereto which is supplemented or amended as provided in this Section 13.9 shall for all purposes at and after the Closing be deemed to be a reference to such Schedule as so supplemented or amended.

13.10	No Third Party Beneficiaries

This Agreement and the Ancillary Agreements are solely for the benefit of Purchasers and Sellers and no provision of this Agreement shall be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

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Article 14.

APPLICABLE LAW AND DISPUTE RESOLUTION

14.1	Applicable Law

This Agreement and all legal issues or questions related to the mediation and arbitration process under Section 14.2 shall be governed by and construed accordance with the laws of the State of North Carolina, excluding its principles of conflicts of law.

14.2	Dispute Resolution

Each of Guarantor and the Purchaser Parent, on the one hand, and BMX, on the other hand, on behalf of themselves and the Selling Affiliates and the Purchasing Affiliates (as applicable) shall attempt in good faith to resolve promptly any dispute arising out of or relating to this Agreement by negotiation. If the matter cannot be resolved in the normal course of business, any Party may give the other Party written notice of any such unresolved dispute, after which the dispute shall be referred to senior executives of both Parties, who shall likewise attempt to resolve the dispute.

If the dispute has not been resolved by negotiation with forty-five (45) days of the disputing Party’s written notice or if the Parties fail to meet within twenty (20) days as from the notice, the Parties shall endeavour to settle the dispute by mediation under the supervision of and in accordance with the Center for Public Resources (CPR) Model Mediation Procedure for Business Disputes (in the U.S.). Unless otherwise agreed, both Parties or each individual Party may request the CPR to appoint an independent mediator. The language of mediation shall be English and the seat of mediation shall be agreed upon by both Parties and, in the event Parties do not timely agree, the seat will be determined by the Mediator.

For any dispute not settled by mediation pursuant to this Section 14.2 within sixty (60) days after appointment of a mediator, the federal Courts of North Carolina shall have exclusive jurisdiction to adjudicated and determine any such dispute. The Parties irrevocably submit to such jurisdiction and waive any objection to it on the grounds of inconvenient forum or otherwise. A judgment, order or decision of those courts in respect of any such claim or dispute may be recognized and enforced by any courts of any state, country or other jurisdiction which, under the laws and rules applicable in that state, country or other jurisdiction, are competent or able to grant such recognition or enforcement.

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This Section 14.2 shall, however, not be construed to limit or to preclude either Party bringing any action in any court of competent jurisdiction for injunctive or other provisional relief as necessary or appropriate.

Article 15.

GUARANTY

Guarantor hereby fully and unconditionally guarantees all obligations of Purchasers under this Agreement, including the full and prompt payment of all obligations of the Purchaser Parent arising under this Agreement or any Ancillary Agreement.

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Thus signed and agreed upon on May 24, 2006.

/s/ Brian W. Armstrong		/s/ John Ferreira

bioMerieux, Inc.		Trinity Biotech Manufacturing Limited
by:	Brian W. Armstrong	by:	John Ferreira
its:	Senior Vice President and Chief Financial Officer	its:	Vice President

/s/ John Ferreira

Trinity Biotech plc
		by:	John Ferreira
		its:	Vice President

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Item 3.

AMENDMENT NUMBER ONE TO SALE AND PURCHASE AGREEMENT

The undersigned, being all of the parties to that certain Sale of Purchase Agreement dated May 24, 2006 (the “Agreement”), hereby agree as follows:

1.	The definition of “Assumed Contracts” included in Section 1.1 of the Agreement is hereby amended to read in its entirety as follows:

“Assumed Contracts”: collectively (a) all vendor agreements of Sellers exclusively related to the Coagulation Product Line, including the vendor agreements set forth on Schedule 1.1A, (b) all license, royalty and development agreements of Sellers exclusively related to the Coagulation Product Line, including the license, royalty and development agreements set forth on Schedule 1.1B, (c) all customer contracts (including (i) all leasing, reagent, reagent rental, instrument and service agreements, (ii) all agreements related to Capitalized Instruments (if any) and (iii) all open purchase orders existing as of the Closing) of Sellers) exclusively related to the Coagulation Product Line, including the customer contracts set forth on Schedule 1.1C (it being understood that Sellers shall provide Schedule 1.1C to Purchasers within fifteen days of the date hereof) and (d) the following distribution agreements: (i) Distribution Agreement, dated March 17, 2003 by and between bioMerieux Australia PTY LTD and Vital Diagnostics PTY LTD, (ii) Exclusive Distribution Agreement by and between bioMerieux China Ltd. and Guangdong Tianqing Ltd., (iii) Distribution Agreement, dated April 1, 2001, by and between Organon Teknika K.K. (n/k/a bioMerieux Japan Ltd) and Sanko Junyaku Co. Ltd. and (iv) oral agreement by and between bioMerieux UK Limited and Accuscience;

2.	The definition of “Closing Amount” included in Section 1.1 of the Agreement is hereby amended to read in its entirety as follows:

“Closing Amount”: an amount equal to (a) $40,000,000, plus (b) the Remote Fixed Asset Amount in the event that the Purchaser Parent exercises the Remote Fixed Assets Option, minus (c) the Non-US Purchase Price, minus (d) 33% of the US Prepaid Amount, minus (e) the Non-US Prepaid Amount;

3.	The definition of “Purchased Inventory” included in Section 1.1 of the Agreement is hereby amended to read in its entirety as follows:

“Purchased Inventory”: the sub-assemblies and finished goods selected by the Purchaser Parent prior to the Closing (it being understood that (a) the Purchased Inventory shall be valued at Sellers’ group standard cost, (b) in no event shall the value of the Purchased Inventory plus the aggregate of the value of the Prepaid RM Inventory, and the Prepaid SP Inventory exceed the Purchased Inventory Cap, (c) in determining the sub-assemblies and finished goods that will make up the Purchased Inventory, the Purchaser Parent shall adhere to the principles set forth in Schedule 1.1H), (d) if, prior to Closing, Sellers sell or otherwise transfer any sub-assemblies or finished goods that were selected by the Purchaser Parent to be included in the Purchased Inventory, the Purchaser Parent shall be permitted to select additional sub-assemblies or finished goods of equivalent value for purposes of the Purchased Inventory Cap; and (e) though Purchasers shall select inventory in Denmark, Finland, Norway, Sweden, Canada and Columbia, such inventory shall not be sold to Purchasers but instead shall remain with Sellers (with an appropriate credit being made against the Purchase Price);

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4.	The definition of “Purchase Price” included in Section 1.1 of the Agreement is hereby amended to read in its entirety as follows:

“Purchase Price”: (a) the sum of the US Purchase Price and the Non-US Purchase Price, minus (b) the Non-US Prepaid Amount;”

5.	Section 2.1 of the Agreement is hereby amended to read in its entirety as follows:

“Subject to the terms and conditions set forth in this Agreement (including Purchasers’ assumption of the Assumed Liabilities pursuant to Section 2.4 hereof), at the Closing (or, in accordance with the terms of Section 3.7, as soon as it is legally permissible to do so thereafter) BMX shall, and shall cause the applicable Selling Affiliate to, sell, transfer, convey, assign and deliver to the applicable Purchaser (or, if so instructed by the applicable Purchaser, the applicable Purchaser’s distributor), and the Purchaser Parent shall, and shall cause the applicable Purchasing Affiliate (or the applicable Purchaser’s distributor, as applicable) to, purchase and receive from the applicable Seller, all the right, title and interest of Sellers in the Purchased Assets. In connection with the foregoing and in order to consummate the transactions described above in this Section 2.1 at the Closing (or, in accordance with the terms of Section 3.7, as soon as it is legally permissible to do so thereafter), BMX shall cause the applicable Selling Affiliate to, and the Purchaser Parent shall cause the applicable Purchasing Affiliate to, duly execute and deliver a Local Deed with respect to the Non-US Assets and Non-US Assumed Liabilities that are being transferred by such Selling Affiliate to such Purchasing Affiliate hereunder (it being understood that, in certain countries where there are limited (if any) Non-US Assets and Non-US Liabilities, BMX and the Purchaser Parent may mutually agree on an alternative method for transferring such Non-US Assets and Non-US Liabilities that does not involve the execution of a Local Deed). Each Local Deed shall (a) contain a schedule with a complete list of all Non-US Assets and Non-US Assumed Liabilities being transferred by such Selling Affiliate and (b) express the Non-US Purchase Price applicable to such Local Deed in the applicable local currency (unless the use of local currency for the contemplated transaction is prohibited by applicable law). In the event of any conflict between a Local Deed and this Agreement, the terms of this Agreement shall control. If any dispute arises under or in connection with a Local Deed, such dispute shall be governed by the terms of this Agreement. Notwithstanding the terms and conditions of each Local Deed, the representations, warranties and covenants made in this Agreement by the Parties with respect to the Non-US Assets and Non-US Assumed Liabilities shall apply to assets and liabilities transferred by such Local Deed as if made therein. It is understood and agreed that on August 1, 2006 and on the first day of each month thereafter (until there are no further amounts to reimburse), BMX shall pay to the Purchaser Parent the aggregate of any amounts received in payment of any invoice or invoices sent by the applicable Seller to a distributor of a Purchaser to the extent that the invoice has been sent and the invoiced amount has been received by any Seller from Purchasers’ distributors in connection with the purchase of Purchased Inventory by such distributors from Sellers in accordance with the applicable Local Deeds. The payment due by BMX to the Purchaser Parent pursuant to the previous sentence shall be made in US Dollars (it being understood that in the event an invoice to a distributor sets forth the Non-US Purchase Price in a local currency, such Non-US Purchase Price shall be translated into US Dollars for purposes of this sentence on the basis of the applicable exchange rate at Closing). To the extent a Seller does not receive the amount due from one of Purchasers’ distributors within 60 days of the date of the invoice therefor, the Purchaser Parent shall promptly pay to the applicable Seller the amount due from such distributor upon receipt of notice from Sellers thereof. Such payment shall be made in the applicable local currency. However, if the applicable local currency is not deliverable, such payment shall be made in US Dollars as determined using the exchange rate of the day before the payment. If it is not legally permissible for the Purchaser Parent to pay the applicable Seller in accordance with the foregoing, then the Purchaser Parent shall assist the applicable Seller in pursuing the receipt of the outstanding payment from the applicable distributor and shall pay the applicable Seller (in the local currency or in US Dollars if the local currency is not deliverable) (a) for all costs and expenses (including the reasonable costs of counsel) incurred while pursuing such payment and (b) interest on the outstanding amount at the one month interest rate of the applicable local currency plus 200 basis points, calculated from the Closing Date until the actual date of payment by the applicable distributor.”

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6.	Section 2.6 of the Agreement is hereby amended so that the following sentence is added immediately after the first sentence of such Section:

“During the period when the parties are attempting to secure any such consent or remove any such restriction on transfer, (x) Purchasers shall provide all goods and services and bear all costs necessary to fulfil any obligations under such Assumed Contract or related to such other property, right or asset at no cost to Sellers and (y) Sellers shall hold for Purchasers’ account and remit to Purchasers any amounts received with respect to such Assumed Contract or other property, right or asset.”

7.	The first sentence of Section 2A.3 is hereby amended to read in its entirety as follows:

“As soon as possible after the Closing, but in any event within 180 days of the Closing, the Purchaser Parent and BMX shall use the Non-US Valuation Formula to prepare an updated version of Schedule 1.1F based on the Purchased Inventory and other Non-US Assets actually transferred at Closing and determine a revised Non-US Purchase Price, with such Non-US Purchase Price thereafter being considered the Non-US Purchase Price for all purposes hereunder (it being understood that the revised Non-US Purchase Price determined in accordance with this sentence shall be solely for internal record-keeping purposes for Purchasers and Sellers and shall not require an exchange of funds between Purchasers and Sellers except as contemplated by the following sentence).”

8.	Section 3.6 of the Agreement is hereby amended to add the following subsection (g) after the existing subsection (f):

“g) If and to the extent there are any issues with the selection of Purchased Inventory at Closing pursuant to the terms of this Agreement, Sellers  and Purchasers shall work in good faith to reach a mutually agreeable solution  as promptly as practicable after the Closing once all applicable information is obtained.”

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9.	Section 3.7 of the Agreement is hereby amended to add the following sentence at the end of such Section:

“Without limiting the generality of the foregoing, the Parties agree that because of legal and other operational issues, the Non-US Assets (and related Non-US Liabilities) located in Argentina, Chile, China, Spain, Poland, Greece, Thailand, Korea and Russia will not be transferred from Sellers to Purchasers at Closing but instead shall be transferred (a) with respect to Chile, Spain, Poland and Greece, on June 29, 2006, (b) with respect to Argentina, China, Korea and Russia on the earliest possible date that is mutually agreeable to the Parties (but in no event before June 29, 2006) and (c) with respect to Thailand, on July 30, 2006. In each jurisdiction in which the transfer of Non-US Assets does not occur at Closing (whether pursuant to the previous sentence or otherwise): (i) Sellers shall be permitted to continue to operate the business of the Coagulation Product Line in such jurisdictions (using Products and supplies that are either included in Sellers’ existing inventories or provided by Purchasers) and shall be entitled to retain the revenue in connection with such continued operations, (ii) the post-Closing covenants contained in this Agreement or any Ancillary Agreement applicable to Sellers (including those set forth in Section 7.6 hereof) shall not apply in such jurisdiction until the transfer occurs and (iii) the Parties shall follow the same procedures in connection with the transfer in such jurisdiction as were followed by the Parties in connection with the Closing, including those related to the selection of Purchased Inventory and the execution of a Local Deed (if applicable).”

10.	The first sentence of Section 3.8 is hereby amended to read in its entirety as follows:

“The Parties acknowledge that Sellers will need to use certain of the Purchased Assets (including certain of the Assumed Contracts) (a) identified in Sections 2.2(a), (b), (e), (g), (h) and (i) or (b) included in the Remote Fixed Assets purchased by Purchasers pursuant to the Remote Fixed Asset Option in order to provide the transition services contemplated by the Transition Services Agreement (the “Transition Assets”).”

11.	Section 8C.1 of the Agreement is hereby amended to read in its entirety as follows:

“Notwithstanding anything to the contrary contained in this Agreement, at the Closing Sellers shall transfer to Purchasers the funded asset or accrued liability with respect to defined benefit obligations owing to any Transferred UK Employee. As soon as reasonably practicable after the Closing, the parties shall determine and agree upon the amount, if any, of the aggregate accrued liabilities transferred by Sellers to Purchasers pursuant to this Section 8C.1. If and to the extent Purchasers assume any accrued liability pursuant to this Section 8C.1, Sellers shall reimburse Purchasers for the amount of such accrued liability.”

12.	The provisions of the Agreement that have not been amended hereby shall remain in full force and effect. The provisions of the Agreement, as amended hereby, shall remain in full force and effect.

* * *

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment Number One to Sale and Purchase Agreement to be executed and delivered as of the 22nd day of June, 2006.

/s/ Brian Armstrong		/s/ John Ferreira

bioMerieux, Inc.		Trinity Biotech Manufacturing Limited
by:	Brian W. Armstrong	by:	John Ferreira
its:	Senior Vice President and Chief Financial Officer	its:	Vice President

/s/ John Ferreira

Trinity Biotech plc
by:	John Ferreira
its:	Vice President

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC

(Registrant)
	By:	/s/ Rory Nealon

Rory Nealon Chief Financial Officer and Secretary

Date: June 30, 2006